Exhibit 99.1

ESTATUTOS SOCIALES DE AMÉRICA MÓVIL, SOCIEDAD ANÓNIMA BURSÁTIL DE CAPITAL VARIABLE

CLÁUSULAS

PRIMERA.- La denominación de la Sociedad es "AMÉRICA MÓVIL", e irá seguida de las palabras "SOCIEDAD ANÓNIMA BURSÁTIL DE CAPITAL VARIABLE" o de sus abreviaturas "S.A.B. de C.V."

SEGUNDA.- El domicilio de la Sociedad es la Ciudad de México, Distrito Federal, sin embargo la Sociedad podrá establecer oficinas, sucursales o agencias en cualquier parte de los Estados Unidos Mexicanos y en el extranjero, o someterse convencionalmente para cualquier acto, contrato o convenio a la aplicación de leyes extranjeras o de cualquier estado de los Estados Unidos Mexicanos y a las respectivas jurisdicciones de los tribunales, o a domicilios convencionales en los Estados Unidos Mexicanos o en el extranjero con objeto de recibir toda clase de notificaciones o emplazamientos judiciales o extrajudiciales, designando apoderados especiales o generales en el extranjero, para dichos efectos, o para cualquier otro efecto, sin que se entienda por ello que ha cambiado su domicilio social.

TERCERA.- Los objetos de la Sociedad son los siguientes:

a) Promover, constituir, organizar, explotar, adquirir y tomar participación en el capital social o patrimonio de todo género de sociedades mercantiles o civiles, asociaciones o empresas, ya sean industriales, comerciales, de servicios o de cualquier otra índole, tanto nacionales como extranjeras, así como participar en su administración o liquidación.

b) Adquirir, bajo cualquier título legal, acciones, intereses, participaciones o partes sociales de cualquier tipo de sociedades mercantiles o civiles, ya sea formando parte de su constitución o mediante adquisición posterior, así como enajenar, disponer y negociar tales acciones, participaciones y partes sociales, incluyendo cualquier otro título-valor, asimismo, conforme a las disposiciones de carácter general que expida la Comisión Nacional Bancaria y de Valores, y, siempre que las acciones de la Sociedad estén inscritas en el Registro Nacional de Valores, la Sociedad podrá adquirir acciones representativas de su capital social.

c) Construir, instalar, mantener, operar y explotar redes públicas de telecomunicaciones para prestar cualquier servicio de telecomunicaciones y cualquier servicio de transmisión o conducción de señales de video, voz, datos o cualquier otro contenido, siempre y cuando la Sociedad cuente con las concesiones y permisos que legalmente se requieren para ello.

d) Adquirir el dominio directo sobre bienes inmuebles, sujeto a lo previsto en el artículo 27 (veintisiete) de la Constitución Política de los Estados Unidos Mexicanos y en la Ley de Inversión Extranjera y su Reglamento.

e) Arrendar y tomar en arrendamiento toda clase de bienes inmuebles y derechos reales y celebrar toda clase de actos jurídicos por los que se obtenga o se conceda el uso y/o el goce de bienes inmuebles.

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f) Adquirir, enajenar y celebrar cualesquiera otros actos jurídicos que tengan por objeto bienes muebles, derechos personales, maquinaria, equipo y herramientas que sean necesarios o convenientes para alcanzar los objetos sociales.

g) Celebrar cualesquiera actos jurídicos que tengan por objeto créditos o derechos.

h) Celebrar cualesquiera actos jurídicos relacionados con patentes, marcas y nombres comerciales o con cualquier otro derecho de propiedad intelectual.

i) Prestar y recibir toda clase de servicios de asesoría y asistencia técnica, científica y administrativa.

j) Emitir bonos y obligaciones.

k) Establecer sucursales, agencias y oficinas en los Estados Unidos Mexicanos o en el extranjero.

l) Obrar como agente, representante o comisionista de personas o empresas, ya sean mexicanas o extranjeras.

m) Dar o tomar dinero a título de préstamo.

n) Aceptar, suscribir, avalar y/o endosar toda clase de títulos de crédito.

ñ) Otorgar toda clase de garantías, respecto a obligaciones de terceros incluyendo de sociedades subsidiarias o terceras empresas, nacionales o extranjeras, incluyendo la constitución de derechos reales y afectaciones fiduciarias que sean necesarias o convenientes para alcanzar los objetos sociales.

o) Garantizar, por cualquier medio legal, en forma gratuita u onerosa, incluyendo la constitución de derechos reales y afectaciones fiduciarias, el cumplimiento de obligaciones de terceras personas, físicas o morales, nacionales o extranjeras y constituirse como deudor solidario de terceras personas, físicas o morales, nacionales o extranjeras.

p) Celebrar cualquier acto o contrato que se relacione con los objetos sociales y que sea lícito para una sociedad anónima.

CUARTA.- La duración de la Sociedad será indefinida.

QUINTA.- La Sociedad es de nacionalidad mexicana. Los socios extranjeros actuales o futuros de la Sociedad se obligan formalmente con la Secretaría de Relaciones Exteriores de los Estados Unidos Mexicanos a considerarse como nacionales con respecto a las acciones de la Sociedad que adquieran o de que sean titulares, así como con respecto a los bienes, derechos, concesiones, participaciones o intereses de los que sea titular la Sociedad, o bien de los derechos y obligaciones que se deriven de los contratos en que sea parte la Sociedad con autoridades mexicanas. En consecuencia, los socios extranjeros, actuales o futuros, se obligan,

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por lo mismo, a no invocar la protección de sus gobiernos, bajo la pena, en caso contrario, de perder en beneficio de la Nación las participaciones sociales que hubieren adquirido.

SEXTA.- El capital social es variable, con un mínimo fijo de $397,873,850.45 M.N. (trescientos noventa y siete millones ochocientos setenta y tres mil ochocientos cincuenta pesos 45/100 M.N.) representado por un total de 47,744,862,098 acciones distribuidas en acciones comunes de la Serie "AA", nominativas, sin valor nominal; acciones comunes de la Serie "A", nominativas, sin valor nominal; y acciones nominativas de la Serie "L", sin valor nominal, de voto limitado; todas ellas íntegramente suscritas y pagadas.

El capital social estará representado por acciones de la Serie "AA", en un porcentaje no menor de 20% (veinte por ciento) y no mayor al 51% (cincuenta y uno por ciento) del capital social y que representarán en todo tiempo no menos del 51% (cincuenta y uno por ciento) de las acciones comunes que representen dicho capital social, que serán acciones comunes, nominativas y sin valor nominal, que sólo podrán ser suscritas, y adquiridas por inversionistas mexicanos; por acciones de la Serie "A", en un porcentaje que no exceda del 19.6% (diecinueve punto seis por ciento) del capital social y en un porcentaje que no exceda del 49% (cuarenta y nueve por ciento) de las acciones comunes en que se divida el capital social, que serán acciones comunes, nominativas y de libre suscripción y por acciones de la Serie "L", de voto limitado y de libre suscripción, en un porcentaje que, junto con las acciones de la Serie "A", no excedan del 80% (ochenta por ciento) del capital social.

Cada vez que se incremente el capital social, el aumento correspondiente estará representado proporcionalmente por acciones de la Serie “AA”, “A” y “L” en circulación. La sociedad podrá emitir acciones no suscritas, de cualquiera de las series que integren su capital social, para entregarse a medida que se realice la suscripción.

Las acciones comunes en que se divida el capital social deberán estar suscritas por inversionistas mexicanos en un mínimo del 51% (cincuenta y un por ciento), que estarán representadas por acciones de la Serie "AA" y hasta el 49% (cuarenta y nueve por ciento) restante, que estarán representadas por acciones de la Serie "A", podrá ser adquirido por inversionistas mexicanos y por personas físicas o morales y unidades económicas extranjeras o por empresas mexicanas en las que participe mayoritariamente el capital extranjero o en las que los extranjeros tengan, por cualquier título, la facultad de determinar el manejo de la empresa.

Las acciones comunes de las Series "AA" y "A", en su conjunto, no podrán representar más del 51% (cincuenta y uno por ciento) de las acciones en que se divida el capital social.

Las acciones de la Serie "L" serán de libre suscripción y, en consecuencia con ello, podrán ser adquiridas por inversionistas mexicanos y por personas físicas o morales y unidades económicas extranjeras o por empresas mexicanas en las que participe mayoritariamente el capital extranjero o en las que los extranjeros tengan, por cualquier título, la facultad de determinar el manejo de la empresa. Las acciones de la Serie “L” serán consideradas como inversión neutra en los términos de lo previsto por el artículo 18 y demás aplicables de la Ley de Inversión Extranjera, por lo que no se computarán para determinar el porcentaje de inversión extranjera en el capital social.

Las acciones de la Serie "AA", que sólo podrán ser suscritas por inversionistas mexicanos, representarán en todo tiempo un porcentaje que no sea menor al 20% (veinte por

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ciento) del capital social. Las acciones de la Serie "A" y de la Serie "L", de libre suscripción, en su conjunto, no podrán representar un porcentaje mayor al 80% (ochenta por ciento) del capital social.

Las acciones de la Serie "AA" sólo podrán ser suscritas o adquiridas por:

a) Personas físicas de nacionalidad mexicana.

b) Sociedades mexicanas cuya escritura social contenga cláusula de exclusión de extranjeros de la que solo puedan ser socios o accionistas personas físicas mexicanas y/o sociedades mexicanas cuya escritura social contenga, a su vez, cláusula de exclusión de extranjeros.

c) Sociedades Mexicanas en cuya escritura social se establezca que cuando menos el 51% (cincuenta y uno por ciento) de su capital social solamente pueda ser suscrito o adquirido por (i) personas físicas de nacionalidad mexicana y/o (ii) sociedades mexicanas cuya escritura social contenga cláusula de exclusión de extranjeros de las que solo puedan ser socios o accionistas personas físicas mexicanas y/o sociedades mexicanas cuya escritura social contenga, a su vez, cláusula de exclusión de extranjeros, y/o (iii) sociedades mexicanas que admitan participación extranjera minoritaria.

d) Instituciones mexicanas de crédito, de seguros y fianzas, y sociedades mexicanas de inversión que operen al amparo de la Ley de Sociedades de Inversión y cualquiera de los inversionistas institucionales a que se refiere el artículo 122 de la Ley del Mercado de Valores.

e) Fideicomisos que fueren expresamente aprobados para adquirir acciones de la Serie "AA" por las autoridades competentes de conformidad con la Ley de Inversión Extranjera y su Reglamento, en los que (i) la mayoría de los derechos de fideicomisario la tengan personas físicas o morales que reúnan los requisitos establecidos en los incisos a), b), y d) que anteceden o, (ii) las acciones de la Serie "AA" materia del fideicomiso representen una minoría de las acciones representativas de dicha serie y tengan que ser votadas por el fiduciario en el mismo sentido que la mayoría de las acciones Serie "AA".

Las acciones que emita la sociedad no podrán ser adquiridas por Gobiernos o Estados extranjeros y, en caso de que esto sucediere, quedarán sin efecto ni valor alguno para su tenedor desde el momento de la adquisición.

SEPTIMA.- Dentro de su respectiva serie, las acciones conferirán iguales derechos. Cada acción común de las Series “AA” y “A” da derecho a un voto en las Asambleas Generales de Accionistas. Las acciones de la Serie “L” sólo tendrán derecho a voto en los asuntos que limitativamente para ellas se establecen en estos estatutos sociales y se transcribirán en los títulos de las mismas. Los títulos representativos de las acciones llevarán la firma autógrafa de uno (1) o más de los Consejeros Propietarios o bien su firma impresa en facsímil, si así lo autorizara el Consejo de Administración. En este último caso, los originales de las firmas respectivas se depositarán en el Registro Público de Comercio correspondiente. Los títulos de las acciones estarán numerados progresivamente y podrán amparar una o varias acciones y llevarán adheridos cupones para el pago de dividendos. Los títulos de las acciones

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o los certificados provisionales deberán contener toda la información requerida por el artículo 125 (ciento veinticinco) de la Ley General de Sociedades Mercantiles y además de la cláusula quinta de estos estatutos sociales.

OCTAVA.- Las acciones de la Serie "L" serán de voto limitado y con derecho a un dividendo preferente, emitidas al amparo del artículo 113 de la Ley General de Sociedades Mercantiles. Las acciones de la Serie "L" sólo tendrán derecho de voto en los siguientes asuntos: prórroga de la duración de la Sociedad, disolución anticipada de la Sociedad, cambio de objeto de la Sociedad, cambio de nacionalidad de la Sociedad, transformación de la Sociedad, fusión con otra sociedad, así como la cancelación de la inscripción de las acciones que emita la sociedad en el Registro Nacional de Valores y en otras bolsas de valores extranjeras, en las que se encuentren registradas, excepto de sistemas de cotización u otros mercados no organizados como bolsas de valores.

Toda minoría de tenedores de acciones con derecho a voto restringido distintas a las que prevé el artículo 113 de la Ley General de Sociedades Mercantiles o de voto limitado a que alude dicho precepto, que represente cuando menos un diez por ciento del capital social en una o ambas series accionarias, tendrá el derecho de designar a un Consejero Propietario y su respectivo Suplente. Sólo podrán revocarse los nombramientos de los consejeros designados por los accionistas a que se refiere este párrafo, cuando se revoque el de todos los demás. Este derecho deberá de ejercitarse mediante notificación por escrito dirigida al Presidente del Consejo de Administración o al Secretario del propio Consejo que se presente con cuando menos dos días hábiles de anticipación a la fecha en que hubiese sido convocada la Asamblea Ordinaria de Accionistas para designar, ratificar o revocar nombramientos a miembros del Consejo de Administración.

A falta de designación de minorías a que se refiere el párrafo anterior, las acciones de la Serie "L", como clase, por resolución que sea adoptada en Asamblea Especial convocada para tal propósito, tendrán derecho a designar dos Consejeros Propietarios y sus respectivos Suplentes para integrar el Consejo de Administración de la sociedad, siempre que, la suma de los consejeros a que se refiere el párrafo anterior y este párrafo, en ningún caso exceda del porcentaje total del capital social que represente la Serie "L" dividido entre un factor de 10. Quien para ello sea autorizado por la Asamblea Especial, notificará por escrito al Presidente de la Asamblea Ordinaria que corresponda, los nombres de las personas que hubieren sido electas por la Serie "L" de acciones, para desempeñar los cargos de miembros Propietarios y miembros Suplentes del Consejo de Administración.

Finalmente, las acciones de la Serie "L" podrán asistir y votar, a razón de un voto por acción, en las Asambleas Extraordinarias de Accionistas que se reúnan para resolver sobre la reforma al Artículo Decimosegundo de estos Estatutos relativo a la cancelación de la inscripción de la acciones de la Sociedad en la Sección de valores del Registro Nacional de Valores.

Respecto a los derechos patrimoniales o pecuniarios, cada acción otorgará a su tenedor los mismos derechos, por lo que todas las acciones participarán por igual, sin distinción, en cualquier dividendo, reembolso, amortización o distribución de cualquier naturaleza, estando sujeto, en todo caso, a lo siguiente:

a). En los términos del Artículo Ciento Trece de la Ley General de Sociedades Mercantiles no podrán asignarse dividendos a las acciones de la Series "AA" y

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"A", sin que se pague a las acciones de la Serie "L", de voto limitado, un dividendo anual del cinco por ciento sobre el valor teórico de las acciones de la Serie "L" que asciende a la cantidad de $0.00833 M.N. (ochocientos treinta y tres diezmilésimos de un peso) por acción, o sea, un dividendo anual de $0.00042 M.N. (cuarenta y dos cienmilésimos de un peso) por acción, el cual se efectuará con cargo a la cuenta de utilidades retenidas de la Sociedad, que derive de los estados financieros de ejercicios anteriores debidamente aprobados por la Asamblea de Accionistas en los términos del Artículo Diecinueve de la Ley General de Sociedades Mercantiles. Cuando en algún ejercicio social no se decreten dividendos o sean inferiores a dicho cinco por ciento, éste cubrirá en los años siguientes con la prelación indicada.

b). Una vez que se hubiere cubierto el dividendo previsto en el subinciso a). anterior a las acciones de la Serie "L", si la Asamblea General de Accionistas decretare el pago de dividendos adicionales, los propietarios de acciones de la Serie "AA" y "A" deberán de recibir el mismo monto de dividendos que hubieren recibido los tenedores de las acciones de la Serie "L", conforme al subinciso a). anterior en el ejercicio de que se trate o en ejercicios anteriores, con el propósito de que todos los accionistas reciban el mismo monto de dividendo.

c). Una vez cubierto a los accionistas de las Series "AA" y "A", el dividendo a que se refiere el subinciso b). anterior y que, en consecuencia, todos los accionistas hubiesen recibido o estén por recibir el mismo monto de dividendo, si la Sociedad realizare el pago de dividendos adicionales en el mismo ejercicio social, los tenedores de todas las acciones de las Series "AA", "A" y "L" recibirán, por acción, el mismo monto de dividendo, con lo que cada acción de la Serie "L" recibirá el pago de dividendos adicionales en forma, monto y plazos idénticos al que recibiere cada una de las acciones de las Series "AA" y "A".

d). En caso de que se liquidare la Sociedad, se deberá cubrir a las acciones de la Serie "L", el dividendo preferente, acumulativo, equivalente al cinco por ciento sobre el valor teórico de las acciones que les correspondiere y que no hubiere sido cubierto conforme a lo previsto en el subinciso a) anterior antes de distribuir a todas las acciones el remanente distribuible. En tal caso, una vez pagado el dividendo indicado en la oración anterior, se deberá pagar a las acciones de las Series "AA" y "A", un dividendo por acción equivalente al que hubieren recibido las acciones de la Serie "L".

e). En el caso de aumento de capital social mediante la emisión de nuevas acciones de la Serie "L" que se emitan para pago en efectivo o en especie, los tenedores de las acciones de la Serie "L" en circulación tendrán derecho a suscribir dichas nuevas acciones en la proporción que les corresponda en los términos previstos por estos estatutos.

f). Las acciones de la Serie "L" participarán en iguales términos que las acciones de las demás series de acciones en todos los dividendos en acciones que fueren decretados por la Sociedad.

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NOVENA.- Sujeto a lo previsto en estos estatutos sociales, a solicitud de los accionistas correspondientes las acciones en que se divide la serie "A" de acciones de la sociedad podrán ser canjeadas a la par en acciones de la Serie "L", mediante la entrega de aquellas a la Tesorería de la sociedad y su cancelación.

DECIMA.- [Reservada]

DECIMO PRIMERA.- Sujeto a lo previsto en estos estatutos, a solicitud de los accionistas titulares de las acciones que representen la Serie "AA", éstas podrán ser canjeadas a la par por acciones de la Serie "L", siempre que con ello las acciones de la Serie "AA" no representen un porcentaje menor al 20% (veinte por ciento) del capital social, mediante la entrega de aquéllas a la Tesorería de la sociedad.

DECIMO SEGUNDA.- La Sociedad llevará un libro de registro de accionistas y considerará como dueño de las acciones a quien aparezca como tal en dicho libro. A solicitud de cualquier interesado, previa la comprobación a que hubiere lugar, la Sociedad deberá inscribir en el citado libro las transmisiones que se efectúen, siempre que cumplan con lo previsto en estos estatutos sociales y en las disposiciones legales aplicables.

En los términos del artículo 48 (cuarenta y ocho) de la Ley del Mercado de Valores, se establece como medida tendiente a prevenir la adquisición de acciones que otorguen el control, según dicho término se define en la Ley del Mercado de Valores, de la Sociedad, por parte de terceros o de los mismos accionistas, ya sea en forma directa o indirecta, y conforme al artículo 130 (ciento treinta) de la Ley General de Sociedades Mercantiles, que la adquisición de las acciones emitidas por la Sociedad, o de títulos e instrumentos emitidos con base en dichas acciones, o de derechos sobre dichas acciones, solamente podrá hacerse previa autorización discrecional del Consejo de Administración, en el caso de que el número de acciones, o de derechos sobre dichas acciones que se pretenden adquirir, en un acto o sucesión de actos, sin limite de tiempo, o de un grupo de accionistas vinculados entre sí y que actúen en concertación, signifiquen el 10% (diez por ciento) o más de las acciones con derecho a voto emitidas por la Sociedad.

Para los efectos anteriores, la persona o grupo de personas interesadas en adquirir una participación accionaria igual o superior al 10% (diez por ciento) de las acciones con derecho a voto emitidas por la Sociedad, deberán presentar su solicitud de autorización por escrito dirigida al Presidente y al Secretario del Consejo de Administración de la Sociedad. Dicha solicitud, deberá contener al menos la información siguiente: (i) su declaración de consentimiento y adhesión a los términos de los estatutos sociales de la Sociedad y al procedimiento de autorización discrecional previsto en la presente cláusula; (ii) el número y clase de las acciones emitidas por la Sociedad que sean propiedad de la persona o grupo de personas que pretenden realizar la adquisición; (iii) el número y clase de las acciones materia de la adquisición; (iv) la identidad y nacionalidad de cada uno de los potenciales adquirentes; y (v) manifestación sobre si existe la intención de adquirir una influencia significativa o el Control de la Sociedad, según dichos términos se definen en la Ley del Mercado de Valores. Lo anterior en el entendido que el Consejo de Administración podrá solicitar la información adicional que considere necesaria o conveniente para tomar una resolución.

Si el Consejo de Administración, en los términos de la presente cláusula niega la autorización, designará a uno (1) o más compradores de las acciones, quienes deberán pagar a la parte interesada el precio registrado en la bolsa de valores. Para el caso de que las acciones

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no estén inscritas en el Registro Nacional de Valores, el precio que se pague se determinará conforme al propio artículo 130 (ciento treinta) citado de la Ley General de Sociedades Mercantiles.

El Consejo de Administración deberá emitir su resolución en un plazo no mayor a 3 (tres) meses contados a partir de la fecha en que se le someta la solicitud correspondiente o de la fecha en que reciba la información adicional que hubiere requerido, según sea el caso,y deberá de considerar: (i) los criterios que sean en el mejor interés de la Sociedad, sus operaciones y la visión de largo plazo de las actividades de la Sociedad y sus Subsidiarias; (ii) que no se excluya a uno (1) o más accionistas de la Sociedad, distintos de la persona que pretenda obtener el control, de los beneficios económicos que, en su caso, resulten de la aplicación de la presente cláusula; y (iii) que no se restrinja en forma absoluta la toma de control de la Sociedad.

La Sociedad no podrá tomar medidas que hagan nugatorio el ejercicio de los derechos patrimoniales del adquirente, ni que contravenga lo previsto en la Ley del Mercado de Valores para las ofertas públicas forzosas de adquisición. No obstante, cada una de las personas que adquieran acciones, títulos, instrumentos o derechos representativos del capital social de la Sociedad en violación a lo previsto en el párrafo anterior, estarán obligadas a pagar una pena convencional a la Sociedad por una cantidad equivalente al precio de la totalidad de las acciones, títulos o instrumentos representativos del capital social de la Sociedad de que fueren, directa o indirectamente, propietarios o que hayan sido materia de la operación prohibida. En caso de que las operaciones que hubieren dado lugar a la adquisición de un porcentaje de acciones, títulos, instrumentos o derechos representativos del capital social de la Sociedad mayor al 10% (diez por ciento) del capital social, se hagan a título gratuito, la pena convencional será equivalente al valor de mercado de dichas acciones, títulos, instrumentos o derechos, siempre que no hubiera mediado la autorización a que alude la presente cláusula.

Mientras la Sociedad mantenga las acciones que haya emitido, inscritas en el Registro Nacional de Valores, la exigencia anterior, para el caso de las operaciones que se realicen a través de la bolsa de valores, estará adicionalmente sujeta a las reglas que en su caso establezca la Ley del Mercado de Valores o las que conforme a la misma, emita la Comisión Nacional Bancaria y de Valores. Para efectos de claridad se estipula que las transmisiones de acciones de la Sociedad que no impliquen que una misma persona o grupo de personas actuando de manera concertada adquieran una participación igual o superior al diez por ciento (10%) de las acciones con derecho a voto de la Sociedad y que sean realizadas a través de una bolsa de volares no requerirán de la autorización previa del Consejo de Administración de la Sociedad.

Las personas o grupo de personas adquirentes que obtengan o incrementen una participación significativa de la Sociedad, sin haber promovido previamente una oferta pública de adquisición de conformidad con la Ley del Mercado de Valores, no podrán ejercer los derechos societarios, derivados de los valores con derecho a voto respectivos, quedando la Sociedad facultada para abstenerse de inscribir dichas acciones en el registro a que se refieren los artículos 128 (ciento veintiocho) y 129 (ciento veintinueve) de la Ley General de Sociedades Mercantiles.

Consecuentemente, tratándose de adquisiciones que deban ser realizadas a través de ofertas públicas de adquisición conforme a la Ley del Mercado de Valores, los adquirentes deberán obtener la autorización del Consejo de Administración para la transacción de forma

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previa al inicio del periodo para la oferta pública de adquisición. En todo caso, los adquirentes deberán revelar en todo momento la existencia del presente procedimiento de autorización previa por parte del Consejo de Administración para cualquier adquisición de acciones que implique el 10% (diez por ciento) o más de las acciones representativas del capital social de la Sociedad.

Adicionalmente a lo anterior, una mayoría de los miembros del Consejo de Administración que hayan sido elegidos para dicho cargo antes de verificarse cualquier circunstancia que pudiera implicar un cambio de control, deberá otorgar su autorización por escrito a través de una resolución tomada en Sesión de Consejo convocada expresamente para dicho efecto en términos de estos estatutos sociales, para que pueda llevarse a cabo un cambio de control en la Sociedad.

Las estipulaciones contenidas en la presente cláusula no precluyen en forma alguna, y aplican en adición a, los avisos, notificaciones y/o autorizaciones que los potenciales adquirentes deban presentar u obtener conforme a las disposiciones normativas aplicables.

El Consejo de Administración podrá determinar a su discreción si cualquiera de las personas se encuentra actuando de una manera conjunta o coordinada para los fines regulados en esta cláusula. En caso de que el Consejo de Administración adopte tal determinación, las personas de que se trate deberán de considerarse como una sola para los efectos de esta cláusula.

Las personas morales que sean controladas por la Sociedad no podrán adquirir, directa o indirectamente, acciones representativas del capital social de la Sociedad o títulos de crédito que representen dichas acciones, salvo que (i) dicha adquisición se realice a través de sociedades de inversión, o (ii) en el caso de que las sociedades en las que la Sociedad participe como accionista mayoritario adquieran acciones de la Sociedad, para cumplir con opciones o planes de venta de acciones que se constituyan o que puedan otorgarse o diseñarse a favor de empleados o funcionarios de dichas sociedades o de la propia Sociedad, siempre y cuando, el número de acciones adquiridas con tal propósito no exceda del 25% (veinticinco por ciento) del total de las acciones en circulación de la Sociedad.

Mientras las acciones de la Sociedad se encuentren inscritas en el Registro Nacional de Valores, en los términos de la Ley del Mercado de Valores y de las disposiciones de carácter general que expida la Comisión Nacional Bancaria y de Valores, en el caso de cancelación de la inscripción de las acciones de la Sociedad en dicho Registro, ya sea por solicitud de la propia Sociedad o por resolución adoptada por la Comisión Nacional Bancaria y de Valores en términos de Ley, la Sociedad se obliga a realizar una oferta pública de adquisición en términos del artículo 108 (ciento ocho) de la Ley del Mercado de Valores, la cual deberá dirigirse exclusivamente a los accionistas o tenedores de los títulos de crédito que representen dichas acciones, que no formen parte del grupo de personas que tengan el control de la Sociedad: (i) a la fecha del requerimiento de la Comisión Nacional Bancaria y de Valores tratándose de la cancelación de la inscripción por resolución de dicha Comisión; o (ii) a la fecha del acuerdo adoptado por la Asamblea General Extraordinaria de Accionistas tratándose de la cancelación voluntaria de la misma.

La Sociedad deberá afectar en un fideicomiso, por un período de cuando menos 6 (seis) meses contados a partir de la fecha de la cancelación, los recursos necesarios para comprar al mismo precio de la oferta pública de compra las acciones de los inversionistas que

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no acudieron a dicha oferta, en el evento de que una vez realizada la oferta pública de compra y previo a la cancelación de la inscripción de las acciones representativas del capital social de la Sociedad u otros valores emitidos con base en esas acciones en el Registro Nacional de Valores, la Sociedad no hubiera logrado adquirir el 100% (cien por ciento) del capital social pagado.

La oferta pública de compra antes mencionada deberá realizarse cuando menos al precio que resulte más alto entre: (i) el valor de cotización y (ii) el valor contable de las acciones o títulos que representen dichas acciones de acuerdo al último reporte trimestral presentado a la propia Comisión y a la bolsa de valores antes del inicio de la oferta, el cual podrá ser ajustado cuando dicho valor se vaya modificando de conformidad con criterios aplicables a la determinación de información relevante, en cuyo caso, deberá considerarse la información más reciente con que cuente la Sociedad acompañada de una certificación de un directivo facultado de la Sociedad respecto de la determinación de dicho valor contable.

Para los efectos anteriores, el valor de cotización será el precio promedio ponderado por volumen de las operaciones que se hayan efectuado durante los últimos treinta días en que se hubieren negociado las acciones de la Sociedad o títulos de crédito que representen dichas acciones, previos al inicio de la oferta, durante un periodo que no podrá ser superior a 6 (seis) meses. En caso de que el número de días en que se hayan negociado dichas acciones o títulos que amparen dichas acciones, durante el periodo señalado, sea inferior a 30 (treinta), se tomarán los días en que efectivamente se hubieren negociado. Cuando no hubiere habido negociaciones en dicho periodo, se tomará el valor contable.

La Comisión Nacional Bancaria y de Valores podrá autorizar el uso de una base distinta para la determinación del precio de la oferta, atendiendo a la situación financiera de la Sociedad, siempre que se cuente con la aprobación del Consejo de Administración, previa opinión del comité que desempeñe funciones en materia de prácticas societarias, en las que se contengan los motivos por los cuales se considera justificado establecer precio distinto, respaldado de un informe de un experto independiente.

En todo caso, la cancelación voluntaria de la inscripción de las acciones de la Sociedad en el Registro Nacional de Valores requiere, además de cualquier otro requisito señalado en la Ley del Mercado de Valores y demás disposiciones aplicables al efecto: (i) de la aprobación previa de la Comisión Nacional Bancaria y de Valores y (ii) del acuerdo de la Asamblea General Extraordinaria de Accionistas adoptado con un quórum de votación mínimo del 95% (noventa y cinco por ciento) del capital social.

DECIMO TERCERA.- Con excepción de los aumentos o disminuciones derivados de la recompra de acciones a que se refiere la Ley del Mercado de Valores, el capital variable de la Sociedad podrá aumentarse o disminuirse sin necesidad de reformar los estatutos sociales, con la única formalidad de que los aumentos o disminuciones sean acordados en Asamblea Ordinaria de Accionistas y que se protocolice la misma por notario público, sin que sea necesario la inscripción del testimonio de la escritura respectiva en el Registro Público de Comercio correspondiente.

El capital mínimo fijo de la Sociedad no podrá aumentarse o disminuirse si ello no es acordado en Asamblea Extraordinaria de Accionistas y se reforman consecuentemente los estatutos sociales salvo que derive de colocación de acciones propias adquiridas conforme a

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esta cláusula. Todo aumento o disminución del capital social deberá inscribirse en el libro que a tal efecto llevará la Sociedad.

Cuando se aumente el capital social todos los accionistas tendrán derecho preferente en proporción al número de sus acciones de la serie correspondiente para suscribir las que se emitan o las que se pongan en circulación. El derecho que se confiere en este párrafo deberá ser ejercitado dentro de los 15 (quince) días naturales siguientes a aquél en que se publiquen los acuerdos correspondientes en el Diario Oficial de la Federación y en otro periódico de los de mayor circulación en la Ciudad de México, Distrito Federal. Este derecho no será aplicable con motivo de la fusión de la Sociedad, en la conversión de obligaciones, para oferta pública en los términos del artículo 53 (cincuenta y tres) de la Ley del Mercado de Valores y estos estatutos y para la colocación de acciones propias adquiridas en los términos del artículo 56 (cincuenta y seis) de la Ley del Mercado de Valores.

En el caso de que quedaren sin suscribir acciones después de la expiración del plazo durante el cual los accionistas hubieren gozado del derecho de preferencia que se les otorga en esta cláusula, las acciones de que se trate podrán ser ofrecidas a cualquier persona para suscripción y pago en los términos y plazos que disponga la propia Asamblea de Accionistas que hubiere decretado el aumento de capital, o en los términos y plazos que disponga el Consejo de Administración o los delegados designados por la Asamblea a dicho efecto, en el entendido de que el precio al cual se ofrezcan las acciones a terceros no podrá ser menor a aquél al cual fueron ofrecidas a los accionistas de la Sociedad para suscripción y pago.

La reducción del capital social en su parte variable se efectuará por amortización proporcional de las series de acciones en que se divida dicho capital social, por amortización de acciones íntegras, mediante reembolso de las mismas a los accionistas a su valor en bolsa de valores al día en que se decrete la correspondiente reducción del capital social. Los accionistas tendrán derecho a solicitar en la Asamblea respectiva la amortización proporcional de las acciones a que haya lugar y, en caso de que no se obtenga acuerdo para dicho propósito, las acciones que hayan de amortizarse serán determinadas por sorteo ante notario o corredor público.

Hecha la designación de las acciones que habrán de amortizarse, se publicará un aviso en el Diario Oficial de la Federación y en otro periódico de los de mayor circulación en la Ciudad de México, Distrito Federal, expresando el número de las acciones que serán retiradas y el número de los títulos de las mismas que como consecuencia deberán ser cancelados o, en su caso, canjeados y la institución de crédito en donde se deposite el importe del reembolso, el que quedará desde la fecha de la publicación a disposición de los accionistas respectivos sin devengar interés alguno.

La Sociedad podrá adquirir acciones representativas de su propio capital social a través de la bolsa de valores, al precio corriente en el mercado, en los términos del artículo 56 (cincuenta y seis) de la Ley del Mercado de Valores.

Las acciones propias que pertenezcan a la Sociedad o, en su caso, las acciones de tesorería, sin perjuicio de lo establecido por la Ley General de Sociedades Mercantiles, podrán ser colocadas entre el público inversionista, sin que para este último caso, el aumento de capital social correspondiente, requiera resolución de Asamblea de Accionistas de ninguna clase, ni del acuerdo del Consejo de Administración tratándose de su colocación.

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La Sociedad podrá emitir acciones no suscritas de cualquier serie o clase que integren el capital social, las cuales se conservarán en la tesorería de la Sociedad para ser entregadas en la medida que se realice su suscripción.

Asimismo, la Sociedad podrá emitir acciones no suscritas que se conserven en tesorería para su colocación en el público, siempre que: (i) la Asamblea General Extraordinaria de Accionistas apruebe el importe máximo del aumento de capital y las condiciones en que deban de hacerse las correspondientes emisiones de acciones; (ii) la suscripción de las acciones emitidas se efectúe mediante oferta pública, previa inscripción en el Registro Nacional de Valores; y (iii) el importe del capital suscrito y pagado se anuncie cuando se de publicidad al capital autorizado representado por las acciones emitidas y no suscritas y se cumplan las condiciones previstas al efecto por la Ley del Mercado de Valores.

DECIMO CUARTA.- [Reservada]

DE LAS ASAMBLEAS GENERALES DE ACCIONISTAS

DECIMO QUINTA.- La Asamblea General de Accionistas es el órgano supremo de la Sociedad, estando subordinados a él todos los demás.

DECIMO SEXTA.- Las Asambleas Generales de Accionistas serán Ordinarias o Extraordinarias y se celebrarán en el domicilio de la Sociedad. Serán Extraordinarias aquéllas en que se trate cualquiera de los asuntos enumerados en el Artículo 182 (ciento ochenta y dos) de la Ley General de Sociedades Mercantiles o la cancelación de la inscripción de las acciones que emite y emita la Sociedad en el Registro Nacional de Valores o en bolsas de valores extranjeras en las que estuvieren registradas las acciones en que se divida el capital social y serán Ordinarias todas las demás. Las Asambleas sólo se ocuparán de los asuntos incluidos en el orden del día.

Las Asambleas Especiales que celebren los titulares de acciones de la Serie "L", con el propósito de designar a los 2 (dos) miembros del Consejo de Administración a los que tienen derecho, deberán ser convocadas anualmente por el Consejo de Administración para que sean celebradas con anterioridad a la celebración de la Asamblea General Anual Ordinaria de Accionistas. Las Asambleas Especiales de los titulares de acciones de la Serie "L" que se reúnan exclusivamente con el propósito de designar a los miembros del Consejo de Administración a los que tienen derecho, se regirán por las normas establecidas en estos estatutos sociales para las Asambleas Generales Ordinarias de Accionistas convocadas en virtud de segunda convocatoria, en los términos de la cláusula vigésima tercera de estos estatutos sociales.

DECIMO SEPTIMA.- La Asamblea Ordinaria se reunirá por lo menos una vez al año, dentro de los 4 (cuatro) meses siguientes a la clausura del ejercicio social correspondiente, en la fecha que fije el Consejo de Administración de la Sociedad y se ocupará, además de los asuntos incluidos en el orden del día, de los enumerados en el artículo 181 (ciento ochenta y uno) de la Ley General de Sociedades Mercantiles.

En adición a lo anterior y de conformidad a lo previsto en el artículo 47 (cuarenta y siete) de la Ley del Mercado de Valores, la Asamblea Ordinaria se reunirá para aprobar las operaciones que pretenda llevar a cabo la Sociedad o las personas morales que ésta controle, en el lapso de un ejercicio social, cuando representen el 20% (veinte por ciento) o más de los

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activos consolidados de la Sociedad con base en cifras correspondientes al cierre del trimestre inmediato anterior, con independencia de la forma en que se ejecuten, sea simultánea o sucesiva, pero que por sus características puedan considerarse como una sola operación. En dichas Asambleas los titulares de acciones de la Serie “L” de la Sociedad estarán facultados para votar.

DECIMO OCTAVA.- La convocatoria para las Asambleas deberá hacerse por el Consejo de Administración, por el Presidente del Consejo o el Secretario, o en su caso, por los miembros de los comités facultados para ello, o por la autoridad judicial. Los accionistas con acciones con derecho a voto, incluso en forma limitada o restringida, que representen cuando menos el 10% (diez por ciento) del capital social, podrán solicitar se convoque a una Asamblea General de Accionistas en los términos señalados en el artículo 184 (ciento ochenta y cuatro) de la Ley General de Sociedades Mercantiles y en la Ley del Mercado de Valores.

DECIMO NOVENA.- La convocatoria para las Asambleas se hará por medio de la publicación de un aviso en el Diario Oficial de la Federación o en uno de los periódicos de mayor circulación en la Ciudad de México, Distrito Federal, siempre con una anticipación no menor de 15 (quince) días naturales a la fecha señalada para la reunión. Desde el momento en que se publique la convocatoria para las Asambleas de Accionistas, deberán estar a disposición de los accionistas, de forma inmediata y gratuita, la información y los documentos disponibles relacionados con cada uno de los puntos establecidos en el orden del día.

VIGESIMA.- La convocatoria para las Asambleas deberá contener la designación de lugar, fecha y hora en que haya de celebrarse la asamblea, el orden del día, el cual no deberá incluir asuntos bajo el rubro de generales o equivalentes, y la firma de quien o quienes la hagan.

VIGESIMA PRIMERA.- Podrá celebrarse Asamblea sin previa convocatoria siempre que se encuentren debidamente representadas la totalidad de las acciones con derecho de voto en los asuntos para los que fue convocada.

VIGESIMA SEGUNDA.- Las Asambleas Ordinarias de Accionistas reunidas en virtud de primera convocatoria se considerarán legalmente instaladas cuando esté representada, por lo menos, la mitad de las acciones comunes que representen el capital social y sus resoluciones serán válidas si se adoptan por mayoría de los votos presentes.

VIGESIMA TERCERA.- Si la Asamblea Ordinaria de Accionistas no pudiere celebrarse el día señalado para su reunión, se publicará una segunda convocatoria con expresión de esta circunstancia, en la que se citará para una fecha no anterior a 7 (siete) días naturales de aquél para el que fue señalada en primera convocatoria y en la Asamblea se resolverá sobre los asuntos indicados en el orden del día, por mayoría de votos, cualquiera que sea el número de acciones comunes representadas.

VIGESIMA CUARTA.- Las Asambleas Extraordinarias de Accionistas reunidas por virtud de primera convocatoria, para tratar asuntos en los que las acciones de la Serie “L” no tengan derecho de voto, se considerarán legalmente instaladas si están presentes, por lo menos, las tres cuartas partes de las acciones comunes con derecho de voto en los asuntos para los que fue convocada, de aquellas en que se divida el capital social y sus resoluciones serán válidas si se adoptan, cuando menos, por mayoría de las acciones comunes que tengan derecho de voto, de aquéllas en que se divida el capital social.

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Las Asambleas Extraordinarias de Accionistas que sean convocadas para tratar alguno de los asuntos en los que tengan derecho de voto las acciones de la Serie "L" serán legalmente instaladas si están representadas, por lo menos, las tres cuartas partes del capital social y las resoluciones se tomarán por el voto de las acciones que representen la mayoría de dicho capital social.

Las Asambleas Extraordinarias de Accionistas reunidas por virtud de ulteriores convocatorias, para tratar alguno de los asuntos en los que las acciones de la Serie "L" no tengan derecho de voto, se considerarán legalmente instaladas si está representada, por lo menos, la mayoría de las acciones comunes con derecho de voto en los asuntos para los que fue convocada y sus resoluciones serán válidas si se adoptan, cuando menos, por el número de acciones comunes que representen la mayoría de dicho capital social con derecho de voto en los asuntos para los que fue convocada.

En ulteriores convocatorias para Asambleas Extraordinarias de Accionistas, convocadas para resolver asuntos en los que las acciones de la Serie "L" tengan derecho de voto, éstas se considerarán legalmente instaladas si está representada, por lo menos, la mayoría del capital social y sus resoluciones serán válidas si se adoptan, cuando menos, por el número de acciones que representen la citada proporción de acciones de aquellas en que se divida dicho capital social.

Para que las resoluciones adoptadas en las Asambleas Extraordinarias de Accionistas reunidas por virtud de primera o ulteriores convocatorias para tratar alguno de los asuntos en los que tengan derecho de voto las acciones de la Serie "L" sean legalmente acordadas, se requerirá, además de los requisitos que se establecen en los párrafos que anteceden, que las mismas sean aprobadas por la mayoría de las acciones comunes de las Series "AA" y "A", en que se divida el capital social.

Los accionistas con acciones con derecho de voto, incluso en forma limitada o restringida, que representen cuando menos el 10% (diez por ciento) de las acciones representadas en una Asamblea, podrán solicitar que se aplace la votación de cualquier asunto respecto del cual no se consideren suficientemente informados, ajustándose a los términos y condiciones señalados en el artículo 199 (ciento noventa y nueve) de la Ley General de Sociedades Mercantiles y en el artículo 50 (cincuenta) de la Ley del Mercado de Valores..

VIGESIMA QUINTA.- Para que los accionistas tengan derecho de asistir a las Asambleas y a votar en ellas, deberán depositar los títulos de sus acciones o, en su caso, los certificados provisionales, en la Secretaría de la Sociedad, cuando menos un (1) día antes de la celebración de la Asamblea, recogiendo la tarjeta de admisión correspondiente. También podrán depositarlos en una institución de crédito de los Estados Unidos de México o del extranjero o en una casa de bolsa de los Estados Unidos Mexicanos y en este caso, para obtener la tarjeta de admisión, deberán presentar en la Secretaría de la Sociedad un certificado de tal institución que acredite el depósito de los títulos y la obligación de la institución de crédito, de la casa de bolsa o de la institución de depósito de valores respectiva de conservar los títulos depositados hasta en tanto el Secretario del Consejo de Administración de la Sociedad le notifique que la Asamblea de Accionistas ha concluido. La Secretaría de la Sociedad entregará a los accionistas correspondientes una tarjeta de admisión en donde constará el nombre del accionista, el número de acciones depositadas y el número de votos a que tiene derecho por virtud de dichas acciones.

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VIGESIMA SEXTA.- Los accionistas podrán hacerse representar en las Asambleas por medio de mandatarios nombrados mediante simple carta poder, en la inteligencia de que no podrán ejercer tal mandato los miembros del Consejo de Administración de la Sociedad.

En adición a lo anterior y en términos de lo dispuesto por el artículo 49 (cuarenta y nueve) de la Ley del Mercado de Valores, los accionistas podrán hacerse representar en las Asambleas por medio de mandatarios nombrados mediante poder otorgado en formularios elaborados por la propia Sociedad que: (i) señalen de manera notoria la denominación de la Sociedad así como el respectivo orden del día, sin que puedan incluirse bajo el rubro de asuntos generales los puntos que se refieren las disposiciones legales aplicables, y (ii) contengan espacio para la instrucciones que señale el otorgante para el ejercicio del poder.

El Secretario del Consejo de Administración de la Sociedad, estará obligado a cerciorarse de la observancia de lo dispuesto en el párrafo anterior e informará sobre ello a la Asamblea, lo que se hará constar en el acta respectiva.

VIGESIMA SÉPTIMA.- Las Asambleas serán presididas por el Presidente del Consejo de Administración y a falta de éste indistintamente por uno (1) de los Vicepresidentes y a falta de ellos, por uno (1) de los consejeros mexicanos presentes y, faltando todos éstos, por la persona que designen los mismos concurrentes a la Asamblea. Fungirá como Secretario de la Asamblea, el del Consejo o el Pro-Secretario y faltando éstos dos (2), la persona que el Presidente de la Asamblea designe para ello.

VIGESIMA OCTAVA.- Al iniciarse la Asamblea, quien la presida nombrará dos (2) escrutadores para hacer el recuento de las acciones representadas en la misma, quienes deberán formular una lista de asistencia en la que anotarán los nombres de los accionistas en ella presentes o representados y el número de acciones que cada uno de ellos hubiere depositado para comparecer a la correspondiente Asamblea.

VIGESIMA NOVENA.- Si instalada una Asamblea legalmente no hubiere tiempo para resolver sobre todos los asuntos para los que fuere convocada, siempre que ello así sea resuelto por el número de votos que para adoptar válidamente resoluciones en esa Asamblea se requiera, podrá suspenderse y continuarse los días siguientes, sin necesidad de nueva convocatoria.

Las resoluciones que sean adoptadas en la continuación de la Asamblea serán válidas si se aprueban por el número de votos que para ello se requiera en estos estatutos sociales.

TRIGESIMA.- De cada Asamblea de Accionistas se levantará acta, en la cual se consignarán las resoluciones adoptadas, deberá ser asentada en el libro de actas correspondiente y será firmada por quien haya presidido la reunión y por la persona que haya actuado como Secretario.

TRIGESIMA PRIMERA.- Los accionistas con acciones con derecho de voto, incluso en forma limitada o restringida, que representen cuando menos el 20% (veinte por ciento) del capital social, podrán oponerse judicialmente a las resoluciones de las Asambleas Generales de Accionistas, respecto de las cuales tengan derecho de voto, siempre que se satisfagan los requisitos del artículo 201 (doscientos uno) de la Ley General de Sociedades Mercantiles, siendo igualmente aplicables el artículo 202 (doscientos dos) de dicha Ley.

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En los términos de lo previsto en la Ley del Mercado de Valores, los accionistas que representen cuando menos el 5% (cinco por ciento) del capital social, podrán ejercitar directamente la acción de responsabilidad civil contra los administradores.

ADMINISTRACION

TRIGESIMA SEGUNDA.- La Administración de la Sociedad estará encomendada a un Consejo de Administración y a un Director General, quienes desempeñarán las funciones que establece la Ley del Mercado de Valores.

El Consejo de Administración de la Sociedad estará compuesto por un mínimo de 5 (cinco) y un máximo de 21 (veintiún) consejeros, de los cuales cuando menos el 25% (veinticinco por ciento) debiendo ser nombrados por la Asamblea Ordinaria de Accionistas. La Asamblea podrá designar suplentes hasta por un número igual al de los miembros propietarios y, si así lo hiciese, tendrá la facultad de determinar la forma en que los suplentes suplirán a los propietarios, en el concepto de que, si la Asamblea no determina lo anterior, cualquier suplente podrá suplir a cualquiera de los propietarios, salvo los suplentes designados por los accionistas de la Serie "L", los cuales sólo podrán suplir a los consejeros propietarios designados por dicha Serie, en forma indistinta y los suplentes designados por accionistas en ejercicio de su derecho de minoría, los cuales sólo podrán suplir a los consejeros propietarios designados por dicha minoría. La mayoría de los miembros propietarios y suplentes del Consejo de Administración deberán ser en todo tiempo de nacionalidad mexicana y designados por accionistas mexicanos. Los miembros propietarios y suplentes serán designados, por el voto mayoritario de las acciones comunes de las Series "AA" y "A" en que se divide el capital social y los dos (2) miembros propietarios y suplentes restantes, por el voto mayoritario de las acciones de la Serie "L" del capital social.

Los miembros del Consejo de Administración no necesitarán ser accionistas y deberán de cumplir con lo previsto en la Ley del Mercado de Valores. Cualquier accionista o grupo de accionistas que represente, cuando menos, un 10% (diez por ciento) de las acciones comunes en que se divida el capital social, tendrá derecho a nombrar un (1) Consejero Propietario y un (1) Consejero Suplente y en este caso ya no podrá ejercer sus derechos de voto para designar los Consejeros Propietarios y sus Suplentes que corresponda elegir a la mayoría. Si cualquier accionista o grupo de accionistas que represente, cuando menos, un 10% (diez por ciento) de las acciones comunes en que se divide el capital social, ejercita el derecho de nombrar un (1) Consejero Propietario y su Suplente, la mayoría solo tendrá derecho a designar el número de Consejeros faltantes que corresponda nombrar a dicha mayoría.

Asimismo, el Consejo de Administración designará a un Secretario que no formará parte de dicho órgano social, quedando sujeto a las obligaciones y responsabilidades previstas en la Ley del Mercado de Valores.

Los Consejeros serán elegidos por un (1) año y continuarán en el desempeño de sus funciones aún cuando hubiere concluido el plazo para el que hayan sido designados, hasta por un plazo de de 30 (treinta) días naturales, a falta de la designación del sustituto o cuando éste no tome posesión de su cargo, sin estar sujetos a lo dispuesto por en el artículo 154 (ciento cincuenta y cuatro) de la Ley General de Sociedades Mercantiles. Los Consejeros podrán ser reelectos y percibirán la remuneración que determine la Asamblea General de Accionistas.

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Los Consejeros Suplentes designados substituirán a sus respectivos Consejeros Propietarios que estuvieren ausentes.

El Consejo de Administración podrá designar Consejeros Provisionales, sin intervención de la Asamblea de Accionistas, cuando se actualice alguno de los supuestos señalados en el párrafo anterior o en el artículo 155 (ciento cincuenta y cinco) de la Ley General de Sociedades Mercantiles. La Asamblea de Accionistas podrá ratificar dichos nombramientos o designar a los Consejeros Sustitutos en la Asamblea siguiente a que ocurra tal evento.

La Sociedad cumplirá con lo previsto en la Ley del Mercado de Valores respecto a la integración, facultades y funcionamiento del Consejo de Administración incluyendo, sin limitación, las normas de designación y calificación de consejeros independientes.

El Consejo de Administración para el desempeño de sus funciones contará con el auxilio de uno (1) o más Comités. El o los Comités que desarrollen las actividades en materia de Prácticas Societarias y de Auditoría estarán integrados por Consejeros Independientes y por un mínimo de 3 (tres) miembros designados por el propio Consejo de Administración, de conformidad a lo dispuesto en el artículo 25 (veinticinco) de la Ley del Mercado de Valores.

Para la selección de los consejeros independientes, se estará a lo dispuesto en el artículo 26 (veintiséis) de la Ley del Mercado de Valores.

TRIGESIMA TERCERA.- Independientemente de la obligación de la Sociedad de cumplir con los principios establecidos en la cláusula anterior de los presentes estatutos, y mientras dicha cláusula esté en vigor, la falta de observancia de lo previsto en mencionada cláusula, por cualquier causa, no generará ni le otorgará el derecho a terceros de impugnar la falta de validez, en relación con los actos jurídicos, contratos, acuerdos, convenios o cualquier otro acto que celebre la Sociedad por medio de, o a través de su Consejo de Administración o cualquier otro órgano intermedio, delegado, mandatario o apoderado, ni se considerarán requisitos de validez o existencia de tales actos.

Para los efectos de lo previsto en la Ley del Mercado de Valores, no se considerará, que se aprovecha o explota una oportunidad de negocio que corresponde a la Sociedad o personas morales que ésta controle o en las que tenga una influencia significativa, cuando un miembro del Consejo de Administración, directa o indirectamente, realice actividades que sean del giro ordinario o habitual de la propia Sociedad o de las personas morales que ésta controle o en las que tenga una influencia significativa, toda vez que, si dichos miembros son electos por la Asamblea de Accionistas, se considerará para todos los efectos legales que cuentan con la dispensa necesaria de la Sociedad.

TRIGESIMA CUARTA.- Ni los miembros del Consejo de Administración y sus suplentes, ni, en su caso, los miembros de los Comités, ni los administradores y gerentes deberán de prestar garantía para asegurar el cumplimiento de las responsabilidades que pudieren contraer en el desempeño de sus encargos, salvo que la Asamblea de Accionistas que los hubiere designado establezca dicha obligación.

En términos de lo previsto en la Ley del Mercado de Valores, la responsabilidad consistente en indemnizar los daños y perjuicios ocasionados a la Sociedad o a las personas morales que ésta controle o en las que tenga una influencia significativa, por falta de

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diligencia de los miembros del Consejo de Administración, del Secretario o Pro-Secretario de dicho órgano de la Sociedad, derivada de los actos que ejecuten o las decisiones que adopten en el Consejo de Administración o de aquellas que dejen de tomarse al no poder sesionar legalmente dicho órgano social, y en general por falta del deber de diligencia, no podrá, en ningún caso, en una o más ocasiones, exceder del monto equivalente al total de los honorarios netos que dichas personas físicas hayan recibido por parte de la Sociedad o de las personas morales que ésta controle o en las que tenga una influencia significativa en los últimos 12 (doce) meses. Lo anterior, en el entendido que, la limitación al monto de la indemnización contenida en este párrafo, no será aplicable cuando se se trate de actos dolosos o de mala fe, o bien, ilícitos conforme a la Ley del Mercado de Valores u otras leyes. La Sociedad, en todo caso, indemnizará y sacará en paz y a salvo a los directivos relevantes, miembros del Consejo de Administración y el Secretario y el Pro-Secretario de cualquier responsabilidad que incurran frente a terceros en el debido desempeño de su encargo y cubrirá el monto de la indemnización por los daños que cause su actuación a terceros, salvo que se trate de actos dolosos o de mala fe, o bien, ilícitos conforme a la Ley del Mercado de Valores u otras leyes.

TRIGESIMA QUINTA.- El Consejo de Administración se reunirá cuando menos una vez cada 3 (tres) meses en la Ciudad de México o en cualquier otro lugar de los Estados Unidos Mexicanos que para tal efecto se señale, y en las fechas que para tal propósito establezca el propio Consejo. Estas Sesiones deberán ser convocadas por al menos el 25% (veinticinco por ciento) de los miembros del Consejo o de los miembros de los Comités de la Sociedad, por el Presidente de los mismos, o por el Secretario o Pro-Secretario del Consejo.

Además de las Sesiones regulares a que se alude anteriormente, el Consejo de Administración se reunirá siempre que por cualquier medio escrito fehaciente sean citados para tal efecto sus miembros con una anticipación no menor de 5 (cinco) días naturales, por el Presidente o por al menos el 25% (veinticinco por ciento) de los Consejeros o de los miembros de los Comités de la Sociedad o por el Secretario o Pro-Secretario del Consejo.

Las convocatorias para las Sesiones del Consejo de Administración deberán contener el orden del día a la que la reunión respectiva deberá sujetarse. El Consejo funcionará válidamente siempre que concurran la mayoría de los miembros que lo integran y siempre que los asistentes sean mexicanos en su mayoría y sus resoluciones serán válidas si se adoptan por mayoría de votos de los Consejeros que asistan a la Sesión. En caso de empate, el Presidente del Consejo de Administración tendrá voto de calidad.

Para resolver respecto de cualquiera de los asuntos que se relacionan en los puntos (1) a (12) de la cláusula cuadragésima primera, el Consejo de Administración consultará previamente al Comité Ejecutivo. Para este efecto el Comité Ejecutivo estará obligado a hacer llegar su recomendación en un plazo no mayor a 10 (diez) días naturales contados a partir del requerimiento del Consejo, del Presidente del Consejo de Administración o del Director General de la Sociedad. En caso de que el Comité Ejecutivo no haga llegar su recomendación en el plazo indicado o bien si sus miembros no llegan a un acuerdo en una Sesión debidamente convocada de dicho Comité, entonces el Consejo resolverá sobre cualquier punto, aún sin contar con recomendación alguna del Comité Ejecutivo.

No obstante lo anterior, si se determina por la mayoría de los miembros del Consejo de Administración o cualquier órgano de la Sociedad, incluyendo al Director General, de buena fe que el asunto sujeto a revisión por el Comité Ejecutivo no puede esperar hasta la siguiente Sesión para su revisión y consideración, porque el tiempo sea esencial, entonces ese asunto en

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particular podrá ser resuelto por el Consejo y/o por cualquier órgano de la Sociedad incluyendo al Director General, sin la recomendación del Comité Ejecutivo.

TRIGESIMA SEXTA.- De cada Sesión del Consejo se levantará acta, en la que se consignarán las resoluciones aprobadas, deberá ser asentada en el libro de actas correspondientes y será firmada por quien haya presidido la Sesión y por la persona que haya actuado como Secretario.

De conformidad con lo previsto en el último párrafo del artículo 143 (ciento cuarenta y tres) de la Ley General de Sociedades Mercantiles, el Consejo de Administración podrá válidamente tomar resoluciones sin ser necesario que se reúnan personalmente sus miembros en Sesión formal; de igual forma lo podrán hacer los Comités de la Sociedad. Los acuerdos que se tomen fuera de Sesión deberán ser aprobados, en todos los casos, por el voto favorable de la totalidad de los miembros propietarios del órgano de que se trate o, en caso de ausencia definitiva o incapacidad de alguno de ellos, con el voto favorable del miembro suplente que corresponda, de conformidad con las siguientes disposiciones:

I. El Presidente, por su propia iniciativa o de cualesquiera 2 (dos) miembros propietarios del consejo de Administración o de los Comités, deberá comunicar a todos los miembros propietarios o, en su caso, suplentes del órgano social de que se trate, en forma verbal o escrita y por el medio que estime conveniente, de los acuerdos que se pretendan tomar fuera de Sesión y las razones que los justifiquen. Asimismo, el Presidente deberá proporcionar a todos ellos, en caso de que lo solicitaren, toda la documentación y aclaraciones que requieran al efecto. El Presidente podrá auxiliarse de uno (1) o más miembros del Consejo o de los Comités que él determine, o del Secretario o su suplente, para realizar las comunicaciones referidas.

II. En el caso de que la totalidad de los miembros propietarios del Consejo o de los Comités o, en su caso, los suplentes cuyo voto se requiera, manifestaren verbalmente al Presidente o a los miembros que lo auxilien su consentimiento con los acuerdos o resoluciones que se les hubieren sometido a consideración, deberán confirmar por escrito su consentimiento a más tardar el segundo día hábil siguiente a la fecha en que lo hubieren manifestado en la forma que se establece en la fracción inmediata siguiente. La confirmación escrita se deberá enviar al Presidente y al Secretario a través del correo, telex, telefax, telegrama, correo electrónico o mensajería, o a través de cualquier otro medio que garantice que la misma se reciba dentro de los 2 (dos) días hábiles siguientes.

III. Para los efectos de lo previsto en la fracción inmediata anterior, el Presidente deberá enviar por escrito a cada uno de los miembros del órgano de que se trate, ya sea directamente o a través de las personas que lo auxilien, un proyecto formal de acta que contenga los acuerdos o resoluciones que se pretendan adoptar fuera de Sesión y cualquier otra documentación que estime necesaria, con el propósito de que, en su caso, una vez hechas las modificaciones que se requieran, el proyecto de acta de que se trate sea reenviado al Presidente y al Secretario, debidamente firmado de conformidad al calce, por cada uno de los miembros del Consejo o de los Comités, según sea el caso.

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IV. Una vez que el Presidente y el Secretario reciban las confirmaciones por escrito de la totalidad de los miembros del órgano de que se trate, procederán de inmediato a asentar el acta aprobada en el libro de actas respectivo, la cual contendrá la totalidad de las resoluciones tomadas, misma que se legalizará con la firma del Presidente y del Secretario. La fecha del acta señalada será aquélla en la cual se obtuvo el consentimiento verbal o escrito de todos los miembros de que se trate, aún cuando en tal momento no se hubieren recibido las confirmaciones por escrito, mismas que una vez recibidas deberán integrarse a un expediente que al efecto deberá llevar la Secretaría de la Sociedad. Asimismo, deberán integrarse a dicho expediente las observaciones por escrito que en su caso hubiere hecho el Comité de Auditoria de la Sociedad al proyecto de resoluciones respectivo.

TRIGESIMA SEPTIMA.- El Consejo de Administración, en la primera Sesión que celebre después de verificarse la Asamblea de Accionistas que lo hubiere nombrado y si esta Asamblea no hubiere hecho las designaciones o en cualquier otra Sesión que celebre, nombrará de entre sus miembros un Presidente, que deberá ser mexicano y podrá designar, si lo estima pertinente, uno o varios Vicepresidentes, un Secretario, así como un Pro-Secretario, en el concepto de que el Secretario y el Pro-Secretario no podrán ser miembros del Consejo de Administración. Estos cargos, salvo los de Presidente y Vicepresidente, los de Secretario y Pro-Secretario podrán ser desempeñados por una sola persona. Las faltas temporales o definitivas del Presidente serán suplidas indistintamente por 1 (uno) de los Vicepresidentes mexicanos, si los hubiere y, faltando éstos, por cualquier Consejero mexicano y las del Secretario, por un Pro-Secretario, si lo hubiere, o faltando éstos por la persona que el Consejo designe.

DE LAS FACULTADES DEL CONSEJO

TRIGESIMA OCTAVA.- El Consejo de Administración tendrá las más amplias facultades para la administración de los negocios de la Sociedad, con poder general amplísimo para pleitos y cobranzas, para administrar bienes y para ejercer actos de dominio, sin limitación alguna, o sea con todas las facultades generales y las especiales que requieran cláusula especial conforme a la Ley, en los términos de los 3 (tres) primeros párrafos del artículo 2554 (dos mil quinientos cincuenta y cuatro) del Código Civil para el Distrito Federal, incluidas las facultades que enumera el artículo 2587 (dos mil quinientos ochenta y siete) del mismo ordenamiento. De una manera enunciativa y no limitativa, se le fijan de una manera expresa las siguientes facultades:

I.- Representar a la Sociedad ante toda clase de autoridades, sean estas Federales, Estatales o Municipales; representar a la Sociedad ante toda clase de personas físicas o morales, nacionales o extranjeras; representar a la Sociedad ante Juntas de Conciliación y ante Juntas de Conciliación y Arbitraje, sean éstas Federales o Locales, con facultades expresas para todos los efectos previstos en las fracciones II y III del artículo 692 (seiscientos noventa y dos) de la Ley Federal del Trabajo, en concordancia con los artículos 786 (setecientos ochenta y seis) y 876 (ochocientos setenta y seis) del mismo ordenamiento normativo, por lo que queda expresamente facultado para absolver y articular posiciones a nombre y en representación de la Sociedad, conciliar, transigir, formular convenios, presentar denuncias y querellas, presentar y desistirse de toda clase

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de juicios y recursos, aún el de amparo, y representar a la Sociedad ante toda clase de autoridades, ya sean judiciales, administrativas y cualesquiera otras que se aboquen al conocimiento de conflictos laborales; presentar demandas de amparo y, en su caso, desistirse de las mismas; presentar querellas y, en su caso, conceder el perdón; presentar denuncias y constituirse en coadyuvante del Ministerio Público; desistirse; transigir; comprometer en árbitros; absolver y articular posiciones; recusar y recibir pagos.

II.- Otorgar, suscribir, endosar y avalar toda clase de títulos de crédito.

III.- Designar a los funcionarios, empleados, gerentes y apoderados de la Sociedad, a quienes deberá señalar sus deberes, obligaciones y remuneración.

IV.- Establecer o clausurar oficinas, sucursales o agencias.

V.- Adquirir acciones, participaciones sociales y valores emitidos por terceros y ejercitar el derecho de voto sobre tales acciones o participaciones sociales de otras empresas.

VI.- Celebrar, modificar, terminar y rescindir contratos.

VII.- Aceptar a nombre de la sociedad mandatos de personas físicas y morales, mexicanas o extranjeras.

VIII.- Establecer cuentas bancarias y retirar depósitos de la misma y designar las personas autorizadas para uso de la firma social, para depositar en las referidas cuentas bancarias y retirar depósitos de éstas, con las limitaciones que el Consejo tuviere a bien establecer.

IX.- Constituir garantías reales y personales y afectaciones fiduciarias para garantizar obligaciones de la sociedad y constituirse en deudor solidario, fiador y, en general, obligado al cumplimiento de obligaciones de terceras personas y establecer las garantías reales y afectaciones fiduciarias para asegurar el cumplimiento de estas obligaciones.

X.- Conferir, substituir y delegar poderes generales y especiales para actos de dominio, que deberán ser otorgados para que sean ejercitados conjuntamente por cuando menos dos personas y conferir, substituir y delegar poderes generales y especiales para actos de administración y para pleitos y cobranzas, siempre que con ello no se substituya totalmente al Consejo en sus funciones y revocar poderes.

XI.- Conferir facultades para otorgar, suscribir, endosar y avalar toda clase de títulos de crédito, en el entendido de que la facultad para avalar títulos de crédito, deberá ser siempre conferida para que sea ejercitada conjuntamente por cuando menos 2 (dos) personas.

XII.- Convocar a Asambleas de Accionistas y ejecutar las resoluciones que se adopten en las mismas.

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XIII.- Aquellas previstas en la Ley del Mercado de Valores.

XIV.- Celebrar cualesquiera actos jurídicos y adoptar cualesquiera determinaciones que sean necesarias o convenientes para lograr los objetos sociales.

DEL PRESIDENTE Y DEL VICEPRESIDENTE

TRIGESIMA NOVENA.- El Presidente del Consejo de Administración, que deberá ser mexicano, presidirá las Asambleas de Accionistas y las Sesiones del Consejo, será el representante del Consejo, ejecutará las resoluciones de las Asambleas y del Consejo de Administración, a menos que aquélla o éste designen 1 (uno) o más Delegados para la ejecución de las mismas, vigilará en general las operaciones sociales, cuidando del exacto cumplimiento de estos estatutos sociales, de los reglamentos y de los acuerdos y disposiciones de las Asambleas, del Consejo y de la Ley y firmará en unión del Secretario las actas de las Asambleas y del Consejo. En caso de ausencia temporal o definitiva del Presidente, sus funciones serán desempeñadas con las mismas facultades por 1 (uno) de los Vicepresidentes; faltando el o los Vicepresidentes, la mayoría de los Consejeros designará a quien deba substituir temporalmente al Presidente del Consejo, que deberá ser mexicano y de entre los designados por la mayoría de los acciones comunes.

DEL SECRETARIO

CUADRAGESIMA.- El Secretario tendrá las facultades que el Consejo le asigne y llevará los libros de actas, en uno de los cuales asentará y firmará con el Presidente todas las actas de las Asambleas de Accionistas y en otro todas las actas del Consejo de Administración. En caso de ausencia hará sus veces el Pro-Secretario, si lo hubiere, y en ausencia de éste la persona que el Presidente en funciones designe.

DEL COMITE EJECUTIVO

CUADRAGESIMA PRIMERA.- La Asamblea de Accionistas, por el voto favorable de la mayoría de las acciones comunes representativas del capital social, nombrará de entre los miembros del Consejo de Administración a un Comité Ejecutivo que estará integrado por el número de miembros propietarios y, en su caso, los suplentes que determine la Asamblea. La mayoría de los miembros del Comité Ejecutivo deberán ser de nacionalidad mexicana y designados por accionistas mexicanos por el voto favorable de la mayoría de las acciones comunes representativas del capital social.

El Comité Ejecutivo es un órgano delegado del Consejo de Administración y tendrá las facultades que se establecen en la cláusula trigésima octava de estos estatutos sociales, en el concepto de que las facultades conferidas al Comité Ejecutivo no comprenderán las reservadas privativamente por la Ley o los estatutos sociales a otro órgano de la Sociedad. El Comité Ejecutivo no podrá delegar la totalidad de sus facultades en 1 (uno) o más apoderados o delegados. Sujeto a lo previsto en estos estatutos sociales, específicamente, el Comité Ejecutivo deberá examinar inicialmente y, aprobar o, en su caso, proponer al Consejo de Administración, para la aprobación de éste, recomendaciones acerca de los siguientes asuntos:

1. Cualquier reforma, cambio y otra modificación o reforma integral a estos estatutos sociales.

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2. La emisión, autorización, cancelación, alteración, modificación, reclasificación, amortización o cualquier cambio en, a, o respecto a cualquier valor que represente el capital social de la Sociedad o cualquiera de sus Subsidiarias.

3. La venta u otra disposición (salvo inventarios, activos obsoletos o transferencias en el curso ordinario de negocios de la Sociedad, o de cualquiera otra Subsidiaria) de, o el imponer un gravamen (salvo gravámenes derivados de Ley) en, cualquier activo de la Sociedad o sus Subsidiarias con valor en exceso del equivalente en moneda nacional de $175 (ciento setenta y cinco) millones de Dólares moneda de curso legal en los Estados Unidos de América.

4. Comenzar una nueva línea de negocios, o la compra de un interés en, otra persona o entidad por la Sociedad, o sus Subsidiarias por o en un monto en exceso del equivalente en moneda nacional de $100 (cien) millones de Dólares moneda de curso legal en los Estados Unidos de América.

5. Discusión del presupuesto anual de gastos de capital.

6. Revisión y consideración de cualquier transacción relacionada con deuda neta adicional, prestamos o empréstitos de la Sociedad o sus Subsidiarias, nuevos, en exceso del equivalente en moneda nacional de $150 (ciento cincuenta) millones de Dólares moneda de curso legal en los Estados Unidos de América, o una nueva facilidad de crédito revolvente de la Sociedad o cualquiera de sus Subsidiarias permitiendo un monto agregado de préstamos en una sola ocasión en exceso del equivalente en moneda nacional de $150 (ciento cincuenta) millones de Dólares Moneda de Curso legal en los Estados Unidos de América.

7. Discusión del plan de negocios o presupuesto anual.

8. Revisión y consideración del Director General de la Sociedad.

9. Fusión u otra transacción similar que afecte a la Sociedad o sus Subsidiarias.

10. Celebrar contratos o transacciones, en o para beneficio directo de algún accionista de la Serie "AA" o de su afiliadas, sin que dicha transacción esté contemplada dentro de las políticas adoptadas por el Comité Ejecutivo.

11. Discusión de la política de dividendos de la Sociedad.

12. La transferencia de nombres comerciales y marcas importantes o el crédito mercantil asociado a ellas.

Los asuntos anteriores, podrán ser resueltos indistintamente por el Consejo de Administración o por el Comité Ejecutivo.

El Comité Ejecutivo funcionará válidamente siempre que concurran la mayoría de los miembros que lo integren y siempre que la mayoría de los miembros designados por accionistas mexicanos estén presentes, y sus resoluciones serán válidas si se adoptan por mayoría de votos de los asistentes. Los miembros del Comité Ejecutivo utilizarán sus mejores esfuerzos para llegar a posiciones comunes en los temas que se les presenten.

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En caso de empate, el Presidente del Comité Ejecutivo tendrá voto de calidad.

El Comité Ejecutivo, se reunirá con la frecuencia que sea necesaria a fin de estar involucrado permanentemente en los asuntos de su competencia. En todo caso, el Comité se reunirá cuando se considere necesario pero al menos antes de cada Sesión del Consejo de Administración. Deberá de convocarse a sus miembros con al menos 5 (cinco) días naturales de anticipación (a través de telefax y mensajería), en el entendido de que un plazo más corto podrá utilizarse o podrá omitirse el requisito si todos los miembros del Comité Ejecutivo lo aprueban. La convocatoria deberá contener, entre otros aspectos, un orden del día identificando con detalle razonable todas las materias a ser discutidas en la Sesión y será acompañada de copias de los papeles relevantes a ser discutidos en la misma. En caso de que se convoque a la reunión del Comité y se discuta un asunto no contenido en la convocatoria respecto del cual no se hubieren entregado a los miembros del Comité los papeles relevantes a ser discutidos, y no se llegue a una resolución por unanimidad, entonces, el desahogo del asunto se diferirá hasta la siguiente Sesión regular del Comité, o hasta que se resuelva por unanimidad o se subsanen los requisitos indicados.

No obstante lo anterior, si se determina por la mayoría de los miembros del Comité Ejecutivo de buena fe que el asunto sujeto a revisión por el Comité Ejecutivo no puede esperar hasta la siguiente Sesión regular del Comité Ejecutivo, para su revisión y consideración, porque el tiempo sea esencial, entonces ese asunto en particular podrá ser resuelto por mayoría simple de presentes y deberá de ser discutido con todos los miembros del Comité antes de que se tome una resolución y la perspectiva de cada miembro del Comité se reflejará en el acta de la siguiente Sesión regular del Comité.

El Comité Ejecutivo formulará su propio reglamento de trabajo, en base a estos estatutos sociales, el cual deberá ser sometido para su aprobación al Consejo de Administración.

COMITÉ DE AUDITORÍA

CUADRAGESIMA SEGUNDA.- La vigilancia de la gestión, conducción y ejecución de los negocios de la Sociedad estará a cargo del Consejo de Administración a través del Comité de Auditoría, así como del Auditor Externo de la Sociedad. La Sociedad no esta sujeta a lo previsto en el artículo 91 (noventa y uno), fracción V de la Ley General de Sociedades Mercantiles ni a los artículos 164 (ciento sesenta y cuatro), 171 (ciento setenta y uno), 172 (ciento sesenta y dos) último párrafo, 173 (ciento sesenta y tres) y 176 (ciento sesenta y seis) de la citada Ley.

El Presidente del Comité de Auditoría, será designado y/o removido de su cargo exclusivamente por la Asamblea General de Accionistas y no podrá presidir el Consejo de Administración y deberá ser seleccionado por su experiencia, por su reconocida capacidad y por su prestigio profesional y deberá elaborar un informe anual sobre las actividades que corresponda a dicho órgano y presentarlo al Consejo de Administración. Dicho informe, al menos, contemplará los aspectos siguientes: (i) En materia de prácticas societarias: (a) las observaciones respecto del desempeño de los directivos relevantes de la Sociedad, (b) las operaciones con personas relacionadas, durante el ejercicio que se informa, detallando las características de las operaciones significativas, (c) los paquetes de emolumentos o remuneraciones integrales del Director General de la Sociedad, (d) las dispensas otorgadas

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por el Consejo de Administración para que un consejero, directivo relevante o persona con poder de mando en términos de la Ley del Mercado de Valores aproveche oportunidades de negocio para sí o a favor de terceros, en términos de lo establecido en el artículo 28 (veintiocho), fracción III, inciso f) de la Ley del Mercado Valores; (ii) En materia de auditoría: (a) el estado que guarda el sistema de control interno y auditoría interna de la Sociedad y personas morales que ésta controle y, en su caso, la descripción de sus deficiencias y desviaciones, así como de los aspectos que requieran una mejoría, tomando en cuenta las opiniones, informes, comunicados y el dictamen de auditoría externa, así como los informes emitidos por los expertos independientes que hubieren prestado sus servicios durante el periodo que cubra el informe, (b) la mención y seguimiento de las medidas preventivas y correctivas implementadas con base en los resultados de las investigaciones relacionadas con el incumplimiento a los lineamientos y políticas de operación y de registro contable, ya sea de la propia Sociedad o de las personas morales que ésta controle, (c) la evaluación del desempeño de la persona moral que proporcione los servicios de auditoría externa, así como del Auditor Externo encargado de ésta, (d) la descripción y valoración de los servicios adicionales o complementarios que, en su caso, proporcione la persona moral encargada de realizar la auditoría externa, así como los que otorguen los expertos independientes, (e) los principales resultados de las revisiones a los estados financieros de la Sociedad y de las personas morales que ésta controle, (f) La descripción y efectos de las modificaciones a las políticas contables aprobadas durante el periodo que cubra el informe, (g) las medidas adoptadas con motivo de las observaciones que consideren relevantes, formuladas por accionistas, consejeros, directivos relevantes, empleados y, en general, de cualquier tercero, respecto de la contabilidad, controles internos y temas relacionados con la auditoría interna o externa, o bien, derivadas de las denuncias realizadas sobre hechos que estimen irregulares en la administración, (h) El seguimiento de los acuerdos de las Asambleas de Accionistas y del Consejo de Administración.

Para la elaboración de los informes a que se refiere esta cláusula, así como de las opiniones señaladas en el artículo 42 (cuarenta y dos) de la Ley del Mercado de Valores, el Comité de Auditoría deberá escuchar a los directivos relevantes de la Sociedad; en caso de existir diferencia de opinión con estos últimos, incorporarán tales diferencias en los citados informes y opiniones.

El Comité de Auditoría tendrá a su cargo las siguientes actividades, además de las mencionadas anteriormente:

a) Dar opinión al Consejo de Administración sobre los asuntos que le competan conforme a la Ley del Mercado de Valores.

b) Solicitar la opinión de expertos independientes en los casos en que lo juzgue conveniente, para el adecuado desempeño de sus funciones o cuando conforme a la Ley del Mercado de Valores y/o a las disposiciones de carácter general se requiera.

c) Convocar a Asambleas de Accionistas y hacer que se inserten en el orden del día de dichas Asambleas los puntos que estimen pertinentes.

d) Apoyar al Consejo de Administración en la elaboración de los informes a que se refiere el artículo 28 (veintiocho), fracción IV, incisos d) y e) de la Ley del Mercado de Valores.

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e) Evaluar el desempeño de la persona moral que proporcione los servicios de auditoría externa, así como analizar el dictamen, opiniones, reportes o informes que elabore y suscriba el Auditor Externo. Para tal efecto, el Comité podrá requerir la presencia del citado Auditor cuando lo estime conveniente, sin perjuicio de que deberá reunirse con este último por lo menos una vez al año.

f) Discutir los estados financieros de la Sociedad con las personas responsables de su elaboración y revisión, y con base en ello recomendar o no al Consejo de Administración su aprobación.

g) Informar al Consejo de Administración la situación que guarda el sistema de control interno y auditoría interna de la Sociedad o de las personas morales que ésta controle, incluyendo las irregularidades que, en su caso, detecte.

h) Elaborar la opinión a que se refiere el artículo 28 (veintiocho), fracción IV, inciso c) de la Ley del Mercado de Valores, respecto del contenido del informe presentado por el Director General y someterla a consideración del Consejo de Administración para su posterior presentación a la Asamblea de Accionistas, apoyándose, entre otros elementos, en el dictamen del Auditor Externo. Dicha opinión deberá señalar, por lo menos:

   1. Si las políticas y criterios contables y de información seguidas por la Sociedad son adecuados y suficientes tomando en consideración las circunstancias particulares de la misma.

   2. Si dichas políticas y criterios han sido aplicados consistentemente en la información presentada por el Director General.

   3. Si como consecuencia de los numerales 1 (uno) y 2 (dos) anteriores, la información presentada por el Director General refleja en forma razonable la situación financiera y los resultados de la Sociedad.

i) Apoyar al Consejo de Administración en la elaboración de los informes a que se refiere el artículo 28 (veintiocho), fracción IV, incisos d) y e) de la Ley del Mercado de Valores respecto de las principales políticas y criterios contables y de información, así como el informe sobre las operaciones y actividades en las que hubiera intervenido en ejercicio de sus facultades conforme a estos estatutos sociales y a la Ley del Mercado de Valores.

j) Vigilar que las operaciones a que hacen referencia los artículos 28 (veintiocho), fracción III y 47 (cuarenta y siete) de esta Ley, se lleven a cabo ajustándose a lo previsto al efecto en dichos preceptos, así como a las políticas derivadas de los mismos.

k) Solicitar la opinión de expertos independientes en los casos en que lo juzgue conveniente, para el adecuado desempeño de sus funciones o cuando así lo requieran las disposiciones de carácter general.

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l) Requerir a los directivos relevantes y demás empleados de la Sociedad o de las personas morales que ésta controle, reportes relativos a la elaboración de la información financiera y de cualquier otro tipo que estime necesaria para el ejercicio de sus funciones.

m) Investigar los posibles incumplimientos de los que tenga conocimiento, a las operaciones, lineamientos y políticas de operación, sistema de control interno y auditoría interna y registro contable, ya sea de la propia Sociedad o de las personas morales que ésta controle, para lo cual deberá realizar un examen de la documentación, registros y demás evidencias comprobatorias, en el grado y extensión que sean necesarios para efectuar dicha vigilancia.

n) Recibir observaciones formuladas por accionistas, consejeros, directivos relevantes, empleados y, en general, de cualquier tercero, respecto de los asuntos a que se refiere el inciso inmediato anterior, así como realizar las acciones que a su juicio resulten procedentes en relación con tales observaciones.

o) Solicitar reuniones periódicas con los directivos relevantes, así como la entrega de cualquier tipo de información relacionada con el control interno y auditoría interna de la Sociedad o personas morales que ésta controle.

p) Informar al Consejo de Administración de las irregularidades importantes detectadas con motivo del ejercicio de sus funciones y, en su caso, de las acciones correctivas adoptadas o proponer las que deban aplicarse.

q) Vigilar que el Director General dé cumplimiento a los acuerdos de las Asambleas de Accionistas y del Consejo de Administración de la Sociedad, conforme a las instrucciones que, en su caso, dicte la propia Asamblea o el referido Consejo.

r) Vigilar que se establezcan mecanismos y controles internos que permitan verificar que los actos y operaciones de la Sociedad y de las personas morales que ésta controle, se apeguen a la normativa aplicable, así como implementar metodologías que posibiliten revisar el cumplimiento de lo anterior.

s) Las demás establecidas por la Ley del Mercado de Valores o que estén previstos en estos estatutos sociales.

AUDITOR EXTERNO

CUADRAGESIMA TERCERA. La Sociedad deberá de contar con un Auditor Externo, mismo que podrá ser convocado a las Sesiones del Consejo de Administración, en calidad de invitado con voz y sin voto, debiendo abstenerse de estar presente respecto de aquéllos asuntos del orden del día en los que tenga un conflicto de interés o que puedan comprometer su independencia.

El Auditor Externo de la Sociedad deberá de emitir un dictamen sobre los estados financieros, elaborados con base en normas de auditoría y en principios de contabilidad generalmente aceptados.

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DIRECTOR GENERAL

CUADRAGESIMA CUARTA. Las funciones de gestión, conducción y ejecución de los negocios de la Sociedad y de las personas morales que ésta controle, serán responsabilidad del Director General, sujetándose para ello a las estrategias, políticas y lineamientos aprobados por el Consejo de Administración.

El Director General, para el cumplimiento de sus funciones, contará con las más amplias facultades para representar a la Sociedad en actos de administración y pleitos y cobranzas, incluyendo facultades especiales que conforme a las leyes requieran cláusula especial. Tratándose de actos de dominio, el Director General tendrá las facultades en los términos y condiciones que el Consejo de Administración de la Sociedad determine.

El Director General, sin perjuicio de lo señalado con anterioridad, deberá:

I. Someter a la aprobación del Consejo de Administración las estrategias de negocio de la Sociedad y personas morales que ésta controle, con base en la información que estas últimas le proporcionen.

II. Dar cumplimiento a los acuerdos de las Asambleas de Accionistas y del Consejo de Administración, conforme a las instrucciones que, en su caso, dicte la propia Asamblea o el referido Consejo.

III. Proponer al Comité que desempeñe las funciones en materia de auditoría, los lineamientos del sistema de control interno y auditoría interna de la Sociedad y personas morales que ésta controle, así como ejecutar los lineamientos que al efecto apruebe el Consejo de Administración de la Sociedad.

IV. Suscribir la información relevante de la Sociedad, junto con los directivos relevantes encargados de su preparación, en el área de su competencia

V. Difundir la información relevante y eventos que deban ser revelados al público, ajustándose a lo previsto en la Ley del Mercado de Valores.

VI. Dar cumplimiento a las disposiciones relativas a la celebración de operaciones de adquisición y colocación de acciones propias de la Sociedad.

VII. Ejercer, por sí o a través de delegado facultado, en el ámbito de su competencia o por instrucción del Consejo de Administración, las acciones correctivas y de responsabilidad que resulten procedentes.

VIII. Verificar que se realicen, en su caso, las aportaciones de capital hechas por los accionistas.

IX. Dar cumplimiento a los requisitos legales y estatutarios establecidos con respecto a los dividendos que se paguen a los accionistas.

X. Asegurar que se mantengan los sistemas de contabilidad, registro, archivo o información de la Sociedad.

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XI. Elaborar y presentar al Consejo de Administración el informe a que se refiere el artículo 172 (ciento setenta y dos) de la Ley General de Sociedades Mercantiles, con excepción de lo previsto en el inciso b) de dicho precepto.

XII. Establecer mecanismos y controles internos que permitan verificar que los actos y operaciones de la Sociedad y personas morales que ésta controle, se hayan apegado a la normativa aplicable, así como dar seguimiento a los resultados de esos mecanismos y controles internos y tomar las medidas que resulten necesarias en su caso.

XIII. Ejercer las acciones de responsabilidad en términos de los establecido en la Ley del Mercado de Valores y en estos estatutos sociales, en contra de personas relacionadas o terceros que presumiblemente hubieren ocasionado un daño a la Sociedad o las personas morales que ésta controle o en las que tenga una influencia significativa, salvo que por determinación del Consejo de Administración y previa opinión del Comité de Auditoria, el daño causado no sea relevante.

CUADRAGESIMA QUINTA. El Director General, para el ejercicio de sus funciones y actividades, así como para el debido cumplimiento de las obligaciones se auxiliará de los directivos relevantes designados para tal efecto y de cualquier empleado de la Sociedad o de las personas morales que ésta controle.

EJERCICIOS SOCIALES Y BALANCE

CUADRAGESIMA SEXTA- Los ejercicios sociales serán de 12 (doce) meses y comprenderán del 1 (uno) de enero al 31 (treinta y uno) de diciembre de cada año.

CUADRAGESIMA SEPTIMA.- Al finalizar cada ejercicio social, el Consejo de Administración elaborará un informe que por lo menos incluya la información a que se refiere el artículo 172 (ciento setenta y dos) de la Ley General de Sociedades Mercantiles, que deberá quedar concluido dentro de los 3 (tres) meses siguientes a la clausura del correspondiente ejercicio social. El Consejo de Administración entregará el informe por lo menos un mes antes de la fecha de la Asamblea de Accionistas que haya de discutirlo, junto con los documentos justificativos. Cuando menos con 15 (quince) días de anticipación a la fecha en que se celebrará la Asamblea de Accionistas que discutirá el informe de los administradores, el informe del Consejo de Administración a que se refiere esta cláusula, deberá quedar terminado y ponerse a disposición de los accionistas por lo menos 15 (quince) días antes de la fecha de la Asamblea de Accionistas que lo discutirá. Los accionistas tendrán derecho a que se les entregue de forma gratuita una copia del informe correspondiente.

Asimismo, la Sociedad deberá dar a conocer en la Asamblea Anual Ordinaria de Accionistas a que se refiere la cláusula décima séptima de estos estatutos sociales un reporte en el que se informe sobre el cumplimiento de las obligaciones fiscales a su cargo de conformidad con lo previsto en el artículo 86 (ochenta y seis), fracción XX de la Ley del Impuesto Sobre la Renta. Dicho reporte podrá contenerse dentro del informe a que se refiere el párrafo anterior o en cualquier otro previsto en las disposiciones normativas aplicables.

FONDO DE RESERVA Y MANERA DE DISTRIBUIR LAS UTILIDADES Y PÉRDIDAS

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CUADRAGESIMA OCTAVA.- Las utilidades líquidas que en su caso arroje el balance general, después de ser aprobado por la Asamblea Anual Ordinaria de Accionistas, se distribuirán en la siguiente forma:

a) Se separará en primer término un 5% (cinco por ciento) para la constitución o reconstitución del fondo legal de reserva, hasta que represente una cantidad igual a la quinta parte del capital social.

b) Luego se separará la cantidad que, en su caso, acuerde la Asamblea para constituir los fondos extraordinarios, especiales o adicionales que se estimen convenientes.

c) Se separarán las cantidades que la Asamblea acuerde aplicar para crear o incrementar reservas generales o especiales, incluyendo, en su caso, la reserva para adquisición de acciones propias a que se refiere el Artículo 56 (cincuenta y seis) de la Ley del Mercado de Valores.

d) Se aplicará la cantidad que fuere necesaria al pago del dividendo preferente por el ejercicio de que se trate a que tienen derecho los accionistas de la Serie "L" o, en su caso, al pago de dividendos preferentes de ejercicios anteriores acumulados.

e) El remanente de las utilidades líquidas podrá ser distribuido como dividendo entre los accionistas, en proporción a sus respectivos pagos de las acciones de que sean titulares, de aquéllas en que se divida el capital social.

Los pagos de dividendos se harán contra los cupones respectivos, a no ser que la Asamblea acuerde otra forma de comprobación. Los dividendos no cobrados por los accionistas en un plazo de 5 (cinco) años contados a partir de la fecha que se fije para su pago prescribirán a favor de la Sociedad.

La Asamblea Anual Ordinaria de Accionistas fijará la remuneración de los miembros y funcionarios del Consejo de Administración de la Sociedad.

Si hubiere pérdidas, éstas serán soportadas por los accionistas en proporción al respectivo número de sus acciones, pero limitada siempre la obligación de los accionistas al pago del importe de sus suscripciones, sin que pueda exigírseles ningún pago adicional.

DE LAS CAUSAS DE LA DISOLUCION

CUADRAGESIMA NOVENA.- La Sociedad se disolverá:

I. Por imposibilidad de seguir realizando el objeto principal de la Sociedad.

II. Por acuerdo de los accionistas tomado de conformidad con estos estatutos sociales y con la Ley.

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III. Porque el número de accionistas llegue a ser inferior a 2 (dos), mínimo previsto en el artículo 89 (ochenta y nueve), fracción I de la Ley General de Sociedad Mercantiles.

V. Por la pérdida de dos terceras partes del capital social de la Sociedad.

DE LAS BASES PARA LA LIQUIDACION

QUINCUAGESIMA.- Acordada la disolución, se pondrá en liquidación la Sociedad y la Asamblea General Extraordinaria de Accionistas designará por mayoría de votos de las acciones comunes 1 (uno) o varios liquidadores, que serán los representantes de la Sociedad y tendrán las facultades y obligaciones señaladas en el artículo 242 (doscientos cuarenta y dos) de la Ley General de Sociedades Mercantiles, debiendo proceder en su oportunidad a la distribución del remanente entre los accionistas, de acuerdo con lo previsto en los artículos 247 (doscientos cuarenta y siete) y 248 (doscientos cuarenta y ocho) de la citada Ley, y como sigue:

I. Concluirán los negocios de la manera que juzguen más conveniente.

II. Cobrarán los créditos y pagarán las deudas enajenando los bienes de la Sociedad que fueren necesarios para tales efectos.

III. Formularán el balance final de liquidación.

IV. Una vez aprobado el balance final de liquidación, distribuirán el activo líquido repartible entre todos los accionistas como sigue:

1. Se pagará a los accionistas tenedores de las acciones de la Serie "L", el dividendo preferente equivalente al 5% (cinco por ciento) sobre el valor teórico de las acciones que les correspondiere y que no hubiere sido cubierto;

2. Se pagará a los accionistas tenedores de las acciones comunes u ordinarias de las Series "AA" y "A", un dividendo equivalente al dividendo pagado a los accionistas de la Serie "L", a que se refiere el punto 1 (uno) anterior de esta fracción IV.

3. Una vez pagados los conceptos referidos en los puntos 1 (uno) y 2 (dos) de esta fracción, se deberá pagar a los tenedores de las acciones de la Serie "L", el reembolso por acción equivalente a su valor teórico;

4. Del remanente se pagará a los accionistas de las Series "AA" y "A", una cantidad igual a la que se refiere el punto 3 (tres) anterior; y

5. El remanente se distribuirá por igual entre todos los accionistas y en proporción al número de las acciones y a su importe exhibido, de que cada uno de ellos fuere tenedor. En caso de discrepancia entre los liquidadores, se deberá convocar a la Asamblea General Extraordinaria de Accionistas para que ésta resuelva las cuestiones sobre las que existiesen divergencias.

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QUINCUAGESIMA PRIMERA.- Los accionistas fundadores no se reservan derecho alguno.

QUINCUAGESIMA SEGUNDA.- Las disposiciones de la Ley del Mercado de Valores y Ley General de Sociedades Mercantiles regirán en todo aquello sobre lo que no haya cláusula expresa en estos estatutos sociales, en el orden citado.

QUINCUAGESIMA TERCERA.- Cualquier controversia que se surja con motivo de la celebración, interpretación y cumplimiento de estos estatutos sociales, en que sea parte la Sociedad, se someterá a los tribunales federales de los Estados Unidos Mexicanos. Para el caso de cualquier controversia entre la Sociedad y sus accionistas, o bien, entre los accionistas por cuestiones relativas a la Sociedad, la primera y los segundos al suscribir o adquirir las acciones, se someten expresamente a las leyes aplicables en, y a la jurisdicción de los tribunales competentes por territorio en la Ciudad de México, Distrito Federal, renunciando al fuero que les pudiere corresponder por razón de domicilio presente o futuro.

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CLÁUSULAS TRANSITORIAS

PRIMERA.- El capital social es variable, con un mínimo fijo de $397,873,850.45 M.N. (trescientos noventa y siete millones ochocientos setenta y tres mil ochocientos cincuenta pesos 45/100 M.N.) representado por un total de 47,744,862,098 acciones distribuidas en acciones comunes de la Serie "AA", nominativas, sin valor nominal; acciones comunes de la Serie "A", nominativas, sin valor nominal; y acciones nominativas de la Serie "L", sin valor nominal, de voto limitado; todas ellas íntegramente suscritas y pagadas.

Se hace constar que a la presente fecha se encuentran en la tesorería de la Sociedad para su recolocación en los términos de lo previsto en la Ley del Mercado de Valores y de las disposiciones de carácter general emitidas por la Comisión Nacional Bancaria y de Valores, un total de DOCE MIL CUATROCIENTAS CUARENTA MILLONES NOVECIENTAS OCHENTA Y CUATRO MIL CIENTO CUARENTA Y SEIS ACCIONES (12,440,984,146), de las cuales TREINTA Y UN MILLONES QUINIENTAS VEINTIOCHO MIL OCHOCIENTAS CUATRO (31,528,804) son acciones de la Serie "A" y DOCE MIL CUATROCIENTAS NUEVE MILLONES CUATROCIENTAS CINCUENTA Y CINCO MIL TRESCIENTAS CUARENTA Y DOS (12,409,455,342) son acciones de la Serie "L"."

[TRANSLATION]

BYLAWS OF AMÉRICA MÓVIL, SOCIEDAD ANÓNIMA BURSÁTIL

DE CAPITAL VARIABLE

ARTICLES

ONE. The name of the Company shall be “AMÉRICA MÓVIL”, which shall be followed by the words “SOCIEDAD ANÓNIMA BURSÁTIL DE CAPITAL VARIABLE” or its abbreviation, “S.A.B. DE C.V.”

TWO. The domicile of the Company is Mexico City, Federal District; provided, however, that the Company shall be authorized to establish offices, branches or agencies in any other jurisdiction within the United Mexican States and abroad; to submit itself, for purposes of any act, contract or agreement, to any foreign laws or the laws of any other State of the United Mexican States, and to the respective jurisdiction of the competent courts thereof; to submit itself, for purposes of receiving all types of notices or service of any court or out-of-court proceedings, to any contractual domicile in the United Mexican States or abroad; and to appoint, to such or any other effect, any general or special attorneys-in-fact outside the United Mexican States, without any of the foregoing being construed as a change of domicile.

THREE. The purposes of the Company are:

(a)	To promote, incorporate, organize, exploit, acquire and participate in the capital stock or assets of all types of civil or commercial companies, partnerships and industrial, commercial, service or other entities, whether domestic or foreign, and to participate in the management or liquidation thereof.

(b)	To acquire, by any legal means, any shares of stock of and rights, participations or partnership interests in, all types of civil or commercial companies, whether upon their incorporation or at any time thereafter; to sell, transfer and negotiate with such shares, participations and partnership interests, including any other negotiable instruments; and, for as long as the shares of stock of the Company are registered with the National Securities Registry, to acquire its own shares of stock in accordance with the general provisions issued by the National Banking and Securities Commission.

(c)	To build, install, maintain, operate and exploit public telecommunication networks, in order to provide any telecommunication services and any services involving the transfer of video, voice, data or any other type of content, provided that the Company has obtained the concessions and permits required to such effect pursuant to the law.

(d)	To acquire the direct ownership of any real property, subject to the provisions of Article 27 (twenty-seven) of the Political Constitution of the United Mexican States and the Foreign Investment Law and its Regulations.

(e)	To lease, whether as lessor or lessee, all types of real property and rights thereto, and to enter into all types of legal transactions to obtain or permit the use and/or enjoyment of such property.

(f)	To acquire, sell and enter into any legal transaction relating to, any personal property, personal rights, machinery, equipment and tools, as may be necessary or convenient to achieve its corporate purposes.

(g)	To carry out any legal acts with respect to any credits or rights.

(h)	To carry out any legal acts with respect to any patents, trademarks and trade names, or to any other intellectual property rights.

(i)	To provide and receive all types of advisory and technical, scientific and administrative assistance.

(j)	To issue bonds and debentures.

(k)	To establish branches, agencies and offices within the United Mexican States or abroad.

(l)	To act as agent, representative or commission agent for any Mexican or foreign individuals or entities.

(m)	To lend or borrow money.

(n)	To accept, issue, guarantee and endorse all types of credit instruments.

(ñ)	To grant all types of guaranties in respect of third party obligations, including the obligations of its subsidiaries or any unrelated domestic or foreign corporation, including through the creation of liens on real property or the pledge of any trust beneficiary rights, as may be necessary or convenient to achieve its corporate purposes.

(o)	To guarantee, by any legal means, including through the creation of liens on real property and the pledge of trust beneficiary rights, with or without consideration, the performance of the obligations of any unrelated domestic or foreign individual or entity, and to act as co-obligor of any unrelated domestic or foreign individual or entity.

(p)	To carry out any action or enter into any agreement which is related to its corporate purposes and is permitted for a limited liability company.

FOUR. The duration of the Company shall be indefinite.

FIVE. The Company is of Mexican nationality. All present and future alien shareholders of the Company formally agree with the Ministry of Foreign Affairs to be considered as Mexicans in respect of the shares of the Company acquired or held by them and in respect, of the property, rights, concessions, participations or interests held by the Company, or of the rights and obligations derived from any agreements between the Company and any Mexican authority. Accordingly, all present and future foreign shareholders of the Company agree not to invoke the protection of their own governments, under penalty, in case of breach of such agreement, of forfeiture of their participations in favor of the Mexican nation.

SIX. The capital stock of the Company shall be variable. The minimum fixed portion of the capital stock shall be $397,873,850.45 (three hundred ninety seven million eight hundred seventy three thousand eight hundred fifty Pesos 45/100, Mex.Cy.), represented by an aggregate of 47,744,862,098 shares, consisting of Series “AA” shares of common stock, issued in registered form, no par value; Series “A” shares of common stock, issued in registered form, no par value; and Series “L” limited voting shares, issued in registered form, no par value, all of which are fully subscribed and paid for.

The capital stock shall be represented by Series “AA” common shares, issued in registered form, no par value, which may only be subscribed or acquired by Mexican investors and shall represent not less than 20% (twenty percent) but not more than 51% (fifty one percent) of the capital stock, and not less than 51% (fifty one percent) of the common shares; by Series “A” common shares, issued in registered form, no par value, with no ownership restrictions, which may not represent more than 19.6% (nineteen point six percent) of the capital stock or more than 49% (forty nine percent) of the common shares; and by Series “L” shares with limited voting rights and no ownership restrictions, which, together with the Series “A” shares, may not represent more than 80% (eighty percent) of the capital stock.

In the event of an increase in the capital stock, such increase shall be represented by Series “AA”, Series “A” and Series “L” shares in proportion to the number of shares of each such series then outstanding. The Company may issue unsubscribed shares of any series of stock, for their delivery upon subscription.

At least 51% (fifty one percent) of the common shares of the Company, represented by Series “AA” shares, must be held by Mexican investors, and the remaining 49% (forty nine percent), represented by Series “A” shares, may be held by Mexican investors, foreign individuals, entities or economic units, or Mexican corporations where the majority of the capital stock is held by foreign investors or in which such investors have the power, by whichever means, to direct the management of the corporation.

The Series “AA” shares, together with the Series “A” shares, may not represent more than 51% (fifty one percent) of the capital stock.

The Series “L” shares shall have no ownership restrictions and, accordingly, may be held by Mexican investors, foreign individuals, entities or economic units, or Mexican corporations where the majority of the capital stock is held by foreign investors or in which such investors have the power, by whichever means, to direct the management of the corporation. The Series “L” shares shall be considered as a neutral investment within the meaning of Article 18 and other applicable provisions of the Foreign Investment Law and, thus, shall not be taken into account for purposes of determining the percentage of the capital stock that is held by foreign investors.

The Series “AA” shares, which may only be held by Mexican investors, must represent at all times at least 20% (twenty percent) of the capital stock. The Series “A” shares, together with the Series “L” shares, which have no ownership restrictions, may not represent at any time more than 80% (eighty percent) of the capital stock.

The Series “AA” shares may only be subscribed or acquired by:

(a) Mexican individuals.

(b) Mexican corporations the bylaws of which preclude foreign investors from participating therein and in which only Mexican individuals and/or Mexican entities the bylaws of which, in turn, preclude foreign investors from participating therein, may participate as shareholders.

(c) Mexican corporations the bylaws of which provide that at least 51% (fifty percent) of the capital stock must be subscribed or acquired by (i) Mexican individuals, (ii) Mexican corporations the bylaws of which preclude foreign investors from participating therein and in which only Mexican individuals and/or Mexican entities the bylaws of which, in turn, preclude foreign investors from participating therein, may participate as shareholders, or (iii) Mexican corporations in which foreign investors may hold a minority interest.

(d) Mexican credit, insurance and bonding institutions, Mexican investment companies operating under the Investment Companies Law, and any of the institutional investors referred to in Article 122 of the Securities Market Law.

(e) Trusts expressly authorized by the competent authorities to hold Series “AA” shares pursuant to the Foreign Investment Law and its Regulations, where (i) a majority of the trust beneficiary rights are held by Mexican individuals or entities that satisfy the requirements set forth in paragraphs (a), (b) and (d) above, or (ii) the Series “AA” shares held in trust represent a minority of the outstanding shares of such series and are required to be voted by the trustee in the same manner as the majority of the Series “AA” shares.

The shares of stock of the Company may not be acquired by any foreign state or government and, in the event of any such an acquisition, the relevant shares shall be rendered null and without value for the holder as of the date of acquisition.

SEVEN. Within their respective series, all shares of stock entitle their holders to the same rights. Each Series “AA” and Series “A” share of common stock entitles its holder to cast one vote during any general shareholders meeting. Series “L” shares shall be entitled to vote only with respect to the limited matters set forth in these bylaws and the relevant stock certificates. All stock certificates shall be manually signed by one (1) or more Directors or, if authorized by the board of directors, shall bear the facsimile signature(s) of such Director(s). In the latter event, an original of the relevant signatures shall be filed with the applicable Public Registry of Commerce. The stock certificates shall bear consecutive numbers, may represent one or more shares and shall have dividend coupons attached. The stock certificates, as well as any provisional certificates, must satisfy the requirements set forth in Article 125 (one hundred twenty five) of the General Law of Business Corporations and Article Five of these bylaws.

EIGHT. Series “L” shares, which shall be issued pursuant to Article 113 of the General Law of Business Corporations, shall have limited voting rights and shall be entitled to a preferred dividend. The Series “L” shares shall be entitled to vote only with respect to the following matters: the extension of the duration of the Company, the early dissolution of the Company, any change in the corporate purpose of the Company, any change of nationality of the Company, the transformation of the Company, any merger with another entity and the cancellation of the registration of the shares of stock of the Company with the National Securities Registry or any foreign stock exchange, excluding any quotation system or other market not organized as a stock exchange.

Holders of a minority of limited voting shares other than those referred to in Article 113 of the General Law of Business Corporations, representing at least ten percent of one or both series of the capital stock, shall be entitled to appoint one Director and his alternate. The appointment of the directors elected by the shareholders referred to in this paragraph may be revoked only if the appointment of all other Directors is also revoked. The right set forth herein must be exercised by means of a written notice to the Chairman or the Secretary of the board of directors, at least two business days prior to the date of the ordinary shareholders meeting that will consider the election, reelection or revocation of the appointment of the members of the board of directors.

If no appointment is made by the minority referred to in the preceding paragraph, the Series “L” shares, voting as a class during a special meeting held to that effect, shall be entitled to appoint two members of the board of directors and their respective alternates; provided, that the aggregate number of directors appointed pursuant to the preceding paragraph and this paragraph may in no event exceed the aggregate percentage of the capital stock that is represented by the Series “L” shares, divided by 10. The person authorized to such effect by the special meeting, shall give to the

Chairman of the ordinary shareholders meeting written notice of the names of the individuals appointed as members and alternate members of the board of directors by the holders of the Series “L” shares.

Lastly, the Series “L” shares shall be entitled to attend and cast one vote per share at any extraordinary shareholders meeting called to consider the amendment of Article Twelve of these bylaws, which refers to the cancellation of the registration of the shares of stock of the Company with the National Securities Registry.

All shares entitle their holders to the same financial rights and, accordingly, all shares shall be entitled to participate equally and without any distinction in any dividend, reimbursement, redemption or distribution of whatever nature, subject only to the following:

(a)	Pursuant to Article One Hundred Thirteen of the General Law of Business Corporations, no dividend may be paid in respect of the Series “AA” or Series “A” shares until after an annual dividend equal to five percent of the theoretical value of the Series “L” shares, which is $0.00833 Mex.Cy. (eight point thirty three thousandths of one Peso) per share, or an annual dividend of $0.00042 Mex.Cy. (four point two tenths of a thousandth of one Peso) per share, has been paid to the holders of the Series “L” limited voting shares. Such dividend shall be paid out of the retained earnings of the Company as reflected in the financial statements for its previous fiscal years, as approved by the shareholders meeting pursuant to Article Nineteen of the General Law of Business Corporations. If no dividends are approved during a given fiscal year, or if the dividends approved during a given fiscal year are less than the aforementioned five percent, the dividend referred to herein shall be paid over subsequent fiscal years in the order set forth above.

(b)	If following the payment of the dividend referred to in subparagraph (a) above to the holders of the Series “L” shares, the general shareholders meeting approves any additional dividends, the holders of the Series “AA” and the Series “A” shares shall be entitled to receive dividends in an amount equal to the dividends paid to the holders of the Series “L” shares pursuant to subparagraph (a) above during the current fiscal year or any previous year, so as to enable all shareholders to receive the same amount of dividends.

(c)

If following the payment of the dividend referred to in subparagraph (b) above to the holders of the Series “AA” and Series “A” shares, and following the receipt or scheduled receipt of dividends in the same amount by all shareholders, the Company approves any additional dividends during the then current fiscal year, then the holders of all Series “AA”, Series “A” and Series “L” shares shall be entitled to receive the same amount of dividends per share and, accordingly, each Series

“L” shall receive additional dividends in the same terms, amounts and dates as the dividends paid in respect of the Series “AA” and Series “A” shares.

(d)	In the event of liquidation of the Company, the holders of the Series “L” shares shall be entitled to receive any accrued but unpaid preferred, cumulative dividends amounting to five percent of the theoretical value of such shares, as set forth in subparagraph (a) above, prior to the distribution of any available proceeds among all shares of stock. Following payment of the dividend referred to in the preceding sentence, the holders of the Series “AA” and Series “A” shares shall be entitled to receive a dividend per share equal to the dividend paid in respect of the Series “L” shares.

(e)	In the event of an increase in the capital stock through the issuance of new Series “L” shares for their subscription and payment in cash or kind, the holders of the outstanding Series “L” shares shall have the right to subscribe such new shares in proportion to their holdings, in accordance with the terms set forth in these bylaws.

(f)	The Series “L” shares shall be entitled to participate in any stock dividends approved by the Company on the same terms as the shares of all other series.

NINE. Subject to the provisions contained in these bylaws, the Series “A” shares may be exchanged for Series “L” shares on a one-for-one basis at the request of their holders, upon surrender of the corresponding stock certificates to the Treasurer of the Company for their cancellation.

TEN. [Reserved.]

ELEVEN. Subject to the provisions contained in these bylaws, the Series “AA” shares may be exchanged for Series “L” shares on a one-for-one basis at the request of their holders, upon surrender of the corresponding stock certificates to the Treasurer of the Company for their cancellation, provided that such exchange does not result in the Series “AA” shares representing less than 20% (twenty percent) of the capital stock.

TWELVE. The Company shall maintain a stock registry and shall recognize as shareholders only those persons registered as such therein. The Company shall record in such registry, at the request of any interested party and following any necessary verification, any transfer of shares carried out in accordance with these bylaws and the applicable laws.

Pursuant to Article 48 (forty eight) of the Securities Market Law and Article 130 (one hundred thirty) of the General Law of Business Corporations, in order to prevent the direct or indirect acquisition by any shareholder or third party, of any control shares within the meaning of the Securities Market Law, any acquisition of shares, other securities or instruments representing shares, or any rights with respect to shares of the

Company, through a single transaction or a series of related transactions carried out over any period of time, shall be subject to the prior approval of the board of directors, in its sole discretion, if the number of shares or the rights subject matter of the proposed acquisition represent or involve a group of related shareholders representing 10% (ten percent) or more of the voting shares of the Company.

For purposes of the above, the person or group of persons interested in acquiring 10% (ten percent) or more of the voting stock of the Company, shall be required to submit a written request for authorization to the Chairman and the Secretary of the board of directors of the Company. Such request shall include, at least, the following information: (i) a statement as to their acceptance of and intent to abide by the bylaws of the Company and the discretional authorization process set forth in the foregoing article; (ii) the number and class of shares currently owned by the person or group of persons intending to acquire the relevant shares; (iii) the number and class of shares subject matter of the proposed acquisition; (iv) the identity and nationality of each prospective buyer; and (v) a statement as to whether they intend to acquire a significant influence in or the control of the Company within the meaning of the Securities Market Law; provided, that the board of directors may request such additional information as it may deem necessary or convenient as a basis for any decision concerning the above.

If the board of directors denies the authorization required pursuant to the foregoing article, it shall designate one (1) or more alternative buyers and such buyers shall be required to pay to the relevant party the price quoted for the shares by the stock exchange. If the shares are not registered with the National Securities Registry, then the price shall be determined in accordance with Article 130 of the General Law of Business Corporations.

The board of directors shall issue its decision within not more than 3 (three) months from the date of receipt of the relevant request or, as the case may be, the date of receipt of any additional information, taking into consideration (i) such criteria as may be in the best interest of the Company, its business activities and its long-term prospects and those of its subsidiaries, (ii) that not one (1) or more shareholders of the Company, other than the persons who intend to acquire the control thereof, is precluded from receiving any financial benefits arising as a result of the enforcement of this article; and (iii) that the acquisition of the control of the Company is not restricted in an absolute manner.

The Company may not take any action intended to render ineffective the exercise of the financial rights of the prospective buyer or which violates the provisions contained in the Securities Market Law concerning mandatory tender offers. Notwithstanding the above, any person who acquires shares, other securities or instruments representing shares, or any rights with respect to shares of the Company in violation of the provisions contained in the preceding paragraph, will be required to pay to the Company a penalty in an amount equal to the aggregate price of all the shares or other securities or instruments representing shares of the Company owned by such person, directly or indirectly, or of all the shares subject matter of the prohibited transaction. If the transactions resulting in the acquisition of shares or other securities, instruments or rights representing more than 10% (ten percent) of the capital stock of the Company, do not provide for the payment of any consideration in exchange therefor, the amount of the penalty shall be equal to the market value of such shares or other certificates, instruments or rights if such transactions were carried out without the authorization referred to in the foregoing article.

For purposes of the requirements set forth above, for so long as the shares of stock of the Company are registered with the National Securities Registry, any transaction carried out through the stock exchange shall also be subject to the provisions contained in the Securities Market Law and the rules issued thereunder by the National Banking and Securities Commission. For clarification purposes, any transfer of shares of the Company that does not result in the acquisition of an interest equal to or greater than 10% (ten percent) of the voting stock by a single person or a group of persons acting in a concerted fashion, and which is carried out through a stock exchange, shall not be subject to the prior authorization of the board of directors of the Company.

Any person or group of persons that acquires or increases a material interest in the Company without first conducting a public offering to purchase such shares as required by the Securities Market Law, will not be entitled to exercise the corporate rights pertaining to the relevant voting shares, and the Company may refuse to register such shares in the registry referred to in articles 128 (one hundred twenty eight) and 129 (one hundred twenty nine) of the General Law of Business Corporations.

Consequently, in the event of any acquisition required to be carried out through a public tender offer pursuant to the Securities Market Law, the buyer shall be required to obtain the authorization of the board of directors prior to the commencement of the relevant offering period. In any event involving the acquisition of 10% (ten percent) or more of the shares of stock of the Company, the buyer shall be required to disclose the existence of the prior board approval process set forth herein.

In addition, any change of control of the Company shall be subject to the prior written authorization of the board of directors, as evidenced by a resolution adopted by the affirmative vote of a majority of the directors that were elected to their positions prior to the occurrence of any fact which may result in the change of control, during a board meeting held in the terms set forth in these bylaws to consider, expressly, such change.

The provisions contained in the foregoing article do not preclude, but are in addition to, any notice, communication and/or authorization required to be given, delivered or obtained by the prospective buyer pursuant to the applicable law.

For purposes of the foregoing article, the board of directors shall determine, in its own discretion, if various persons are acting as a group or in a concerted fashion. In the event of such determination, such persons shall be considered as a single person for purposes of the foregoing article.

No entity which is controlled by the Company may acquire, directly or indirectly, any shares of stock of the Company or other instruments representing such shares, unless such acquisition (i) is carried out through an investment fund, or (ii) is carried out by an entity in which the Company is the majority shareholder, for purposes of a stock option or stock purchase plan established or designed for the benefit of the officers or employees of such entity or the Company itself, provided that the number of shares so acquired may not exceed 25% (twenty five percent) of the aggregate number of shares of the Company that are then outstanding.

Pursuant to the Securities Market Law and the general rules issued by the National Banking and Securities Commission, for so long as the shares of the Company are registered with the National Securities Registry, in the event of cancellation of such registration, whether at the request of the Company or by resolution of the National Banking and Securities Commission in accordance with the law, the Company shall be required to conduct a public offer in the terms set forth in Article 108 (one hundred eight) of the Securities Market Law, to purchase all the outstanding shares of stock thereof. Such offer shall be addressed exclusively to those persons other than the members of the controlling group of shareholders, who were shareholders or holders of other securities representing such shares (i) as of the date set forth by the National Banking and Securities Commission, if the registration is cancelled by resolution thereof, or (ii) as of the date of the resolution adopted by the general extraordinary shareholders meeting, if the registration is cancelled voluntarily.

If upon completion of the public offering and prior to the cancellation of the registration of the shares of stock of the Company or other securities representing such shares with the National Securities Registry, the Company does not acquire 100% of its outstanding shares of stock, the Company shall be required to transfer to a trust, for a period of at least 6 (six) months as of the date of cancellation of the registration, such amount as may be necessary to purchase, at the same offering price, the shares held by those shareholders that did not tender their shares in connection with the offering.

The tender offer described herein shall be made for a price that is at least equal to the highest of (i) the trading price, and (ii) the book value of the shares or other securities representing such shares pursuant to the most recent quarterly report filed with the Commission and the stock exchange prior to the commencement of the offering, provided that such value may be adjusted to the extent of any changes in the criteria applicable to the calculation of the relevant information, in which case such value shall be determined based on the most recent information available to the Company, which shall be accompanied by a certificate as to the basis for the determination of the book value, issued by an authorized officer of the Company.

For purposes hereof, the trading price shall be the weighted average price per volume of all transactions carried out during the last thirty days on which the shares of the Company or other securities representing such shares were quoted prior to the commencement of the offering, within a period not to exceed 6 (six) months. If the number of days on which the shares of the Company or other securities representing such shares were quoted during such period is less than 30 (thirty), only those days on which such shares or other securities were quoted shall be taken into consideration. If no price was quoted during such period, the book value shall apply.

The National Banking and Securities Commission, taking into consideration the financial condition of the Company, may authorize the offering price to be determined pursuant to another basis, provided that such circumstance is approved by the board of directors based on an opinion issued by the corporate governance committee, which opinion shall state the reasons that justify the use of such other price and shall be supported by a report issued by an independent expert.

In any event, the voluntary cancellation of the registration of the shares with the National Securities Registry shall be subject, in addition to the requirements set forth in the Securities Market Law and other applicable laws, to (i) the prior authorization of the National Banking and Securities Commission, and (ii) the authorization of not less than 95% (ninety five percent) of the outstanding shares during a general extraordinary shareholders meeting.

THIRTEEN. Except for any increase or reduction in the capital stock as a result of any repurchase of shares conducted pursuant to the Securities Market Law, the variable portion of the capital stock may be increased or reduced without the need to amend these bylaws, provided, only, that such increase or reduction must be approved by the ordinary shareholders meeting and the minutes of such meeting must be formalized by a notary public without the need to file the relevant public instrument with the applicable Public Registry of Commerce.

The minimum fixed portion of the capital stock may not be increased or reduced except by resolution of the general extraordinary shareholders meeting, subject to the amendment of these bylaws, unless such capital increase or reduction results from the placement of any shares previously repurchased by the Company pursuant to this article. All capital increases and reductions shall be recorded in a book maintained to such effect by the Company.

In the event of a capital increase, the shareholders shall have a preemptive right to subscribe the new shares issued or placed by the Company, in proportion to the number of shares of each series held by them. The right set forth in this paragraph must be exercised within 15 (fifteen) days from the publication of the relevant resolution in the Official Gazette of the Federation and a newspaper of general circulation in Mexico City, Federal District. Such right will not be available to the shareholders in the event of a merger, a conversion of convertible debentures, a public placement pursuant to Article 53 (fifty three) of the Securities Market Law and these bylaws, or a sale of shares previously repurchased pursuant to Article 56 (fifty six) of the Securities Market Law.

If any shares remain unsubscribed after the expiration of the period for the exercise of the preemptive rights available to the shareholders pursuant to this article, such shares may be offered to any person for their subscription and payment in the terms and over the periods authorized by the shareholders meeting that approved the capital increase, by the board of directors or by the persons authorized to such effect by the shareholders meeting; provided, that the subscription price offered to any third party may not be lower than subscription price offered to the shareholders.

The variable portion of the capital stock may be reduced by means of a redemption of shares on a pro-rata basis among all series of shares representing such capital, a redemption of such shares as a whole, or a reimbursement of shares to the shareholders, at the price quoted by the stock exchange on the date of the capital reduction. During the shareholders meeting, the shareholders may request that the shares be redeemed on a pro-rata basis, and in the event of an impasse the shares to be redeemed shall be selected by means of a raffle conducted before a notary public or broker.

Following the selection of the shares to be redeemed, the Company will publish in the Official Gazette of the Federation and a newspaper of general circulation in Mexico City, Federal District, a notice indicating the number of shares to be redeemed, the numbers of the stock certificates that will be cancelled or exchanged as a result, and the name of the financial institution where the Company will deposit the redemption price, which shall be available to the shareholders as of the date of publication of the aforementioned notice, without interest.

Pursuant to Article 56 (fifty six) of the Securities Market Law, the Company shall be authorized to repurchase its own shares through the stock exchange, at the then prevailing market price.

Notwithstanding the provisions contained in the General Law of Business Corporations, any repurchased shares held by the Company, as well as any treasury shares, may be publicly offered without the need, in the latter event, for the relevant capital increase to be approved by the shareholders meeting or for such placement to be authorized by the board of directors.

The Company may issue unsubscribed shares of any series of its capital stock, which shall be kept in its treasury for their delivery upon subscription.

The Company may also issue unsubscribed shares to be held in its treasury for their placement among the investing public, provided that (i) the general extraordinary shareholders meeting must determine the maximum amount of the capital increase and the conditions for the relevant issue, (ii) the shares issued pursuant hereto must be placed through a public offering, subject to the prior registration of such shares with the Public Registry of Securities, and (iii) the Company must disclose the amount of its paid-in capital together with the amount of its authorized capital that is represented by treasury shares, and provided, further, that the conditions set forth to such effect in the Securities Market Law are satisfied.

FOURTEEN. [Reserved.]

GENERAL SHAREHOLDERS MEETINGS

FIFTEEN. The general shareholders meeting shall be the supreme authority of the Company, and all other corporate bodies shall be subordinated thereto.

SIXTEEN. General shareholders meetings may be ordinary or extraordinary, and shall be held in the domicile of the Company. Extraordinary shareholders meetings shall be those called to consider any of the matters set forth in Article 182 (one hundred eighty two) of the General Law of Business Corporations or the cancellation of the registration of the shares of stock of the Company with the National Securities Registry or with any foreign stock exchange in which such shares may be listed. Shareholders meetings may consider only those matters set forth in the agenda therefor.

Each year, the board of directors shall call a special meeting of the holders of the Series “L” shares to appoint the 2 (two) members of the board of directors that such holders are entitled to appoint, which meeting shall be held prior to the general annual ordinary shareholders meeting. Special meetings of the holders of the Series “L” shares called solely to appoint the aforementioned members of the board of directors, shall be governed by the provisions applicable to general ordinary shareholders meetings held upon second notice, as set forth in Article Twenty Three of these bylaws.

SEVENTEEN. A general ordinary shareholders meeting shall be held at least once a year, on such date as the board of directors may determine but within 4 (four) months following the end of each fiscal year, to consider, in addition to the matters included in the relevant agenda, the matters set forth in Article 181 (one hundred eighty one) of the General Law of Business Corporations.

In addition, pursuant to Article 47 (forty seven) of the Securities Market Law, the ordinary shareholders meeting must approve any proposed transaction by the Company or any entity controlled thereby, involving, during any given year, 20% (twenty percent) or more of the consolidated assets of the Company based on its financial information as of the end of the most recent quarter, regardless of whether such transaction is carried out through a series of simultaneous or successive acts, if by reason of their characteristics such acts may be considered as a single transaction. Holders of the Series “L” shall be entitled to vote during such shareholders meeting.

EIGHTEEN. Shareholders meetings shall be called by the board of directors, the statutory auditors, the Chairman of the board of directors, the Secretary, the members of any committee authorized to such effect, or a competent judge. Pursuant to Article 184 (one hundred eighty four) of the General Law of Business Corporations, holders of at least 10% (ten) percent of the voting shares stock, including any limited voting shares, may request that a general shareholders meeting be called to consider the matters indicated in such request.

NINETEEN. Notices of shareholders meetings shall be published in the Official Gazette of the Federation or a newspaper of general circulation in Mexico City, Federal District, at least 15 (fifteen) days prior to the date of the meeting. All the information and documents pertaining to each of the matters included in the agenda shall be made available to the shareholders, free of charge, as of the date of publication of the notice of the meeting.

TWENTY. Notices of shareholders meetings must indicate the place, date and time of the meeting, must include the agenda therefor, which agenda may not include any item designated as “general matters” or other similar designation, and must be signed by the person or persons issuing such notice.

TWENTY ONE. Shareholders meetings may be held without prior notice if all shares entitled to vote with respect to the matters to be discussed thereat are represented at the meeting.

TWENTY TWO. The quorum for an ordinary shareholders meeting held upon first notice shall be one-half of the shares of common stock, and the resolutions of such meeting shall be valid if approved by a majority of the shares present.

TWENTY THREE. If an ordinary shareholders meeting is not held on the date set therefor, a second notice disclosing such circumstance shall be published, setting a date not earlier than 7 (seven) calendar days from the date set in the first notice, and the new meeting shall take action with respect to the matters set forth in the agenda, by majority of votes, regardless of the number of common shares present.

TWENTY FOUR. The quorum for an extraordinary shareholders meeting held upon first notice to consider any matter with respect to which the holders of the Series “L” shares are not entitled to vote, shall be three-quarters of the common shares entitled to vote with respect to such matters, and the resolutions of such meeting shall be valid if approved by a majority of the common shares present that are entitled to vote thereon.

The quorum for an extraordinary shareholders meeting held to consider any matter with respect to which the holders of the Series “L” shares are entitled to vote, shall be three-quarters of the outstanding shares of stock, and the resolutions of such meeting shall be valid if approved by a majority of the outstanding shares of stock.

The quorum for an extraordinary shareholders meeting held upon second or subsequent notice to consider any matter with respect to which the holders of the Series “L” shares are not entitled to vote, shall be a majority of the common shares entitled to vote with respect to such matters, and the resolutions of such meeting shall be valid if approved by a majority of the outstanding shares that are entitled to vote thereon.

The quorum for an extraordinary shareholders meeting held upon second or subsequent notice to consider any matter with respect to which the holders of the Series

“L” shares are entitled to vote, shall be a majority of the outstanding shares of stock, and the resolutions of such meeting shall be valid if approved by a majority of the outstanding shares of stock present.

The resolutions of an extraordinary shareholders meeting held upon first or subsequent notice to consider any matter with respect to which the holders of the Series “L” shares are entitled to vote, shall be valid taken if approved by the majorities set forth in the preceding paragraphs, including a majority of the outstanding Series “AA” and Series “A” shares.

Subject to the terms and conditions set forth in Article 199 (one hundred ninety nine) of the General Law of Business Corporations and Article 50 (fifty) of the Securities Market Law, any holder of at least 10% of the voting shares present at a meeting, including any holder of limited voting shares, may request that voting on any matter with respect to which such shareholder does not consider himself to be sufficiently informed, be deferred.

TWENTY FIVE. In order to be entitled to attend and vote during a shareholders meeting, shareholders shall be required to deposit with the Secretary of the Company, at least one (1) day prior to the shareholders meeting, their stock certificates or, as the case may be, any provisional certificates, and to obtain therefrom an admission pass. Stock certificates may also be deposited with a Mexican or foreign credit institution or a Mexican brokerage firm, and in such event the shareholders shall be required to submit to the Secretary of the Company, as a condition for the issuance of the admission pass, evidence of the deposit of such stock certificates with such institution and evidence of the agreement of the relevant credit institution, brokerage firm or securities depositary institution to hold in deposit such stock certificates until it has received a notice from the Secretary of the board of directors to the effect that the relevant shareholders meeting has been held. The Secretary of the Company shall deliver to the relevant shareholders and admission pass stating the name of the shareholder, the number of shares deposited thereby and the number of votes that such shareholder is entitled to cast.

TWENTY SIX. Shareholders may be represented at any meeting thereof by attorneys-in-fact appointed by proxy, provided that the members of the board of directors may not serve as attorneys-in-fact.

Pursuant to Article 49 (forty nine) of the Securities Market Law, shareholders may also be represented at any meeting thereof by holders of powers of attorney granted through the special forms prepared to such effect by the Company, which forms shall contain (i) the name of the Company and a copy of the agenda for the meeting, provided that such agenda may not include under the caption “general matters” any matter referred to in the applicable law, and (ii) a blank space for the inclusion of any instructions from the shareholder to the attorneys-in-fact.

The Secretary of the board of directors shall ensure that the provisions contained in the preceding paragraph are complied with, and shall submit to the shareholders meeting a report thereon, which circumstance shall be evidenced in the minutes of the relevant meeting.

TWENTY SEVEN. Shareholders meetings shall be presided by the Chairman of the board of directors or, in his absence, by one (1) Vice Chairman or, in the absence of both such persons, by one (1) of the Mexican directors present or, in the absence of all such persons, by the person appointed by the attendants. The Secretary or the Alternate Secretary of the board of directors, or in the absence of such two (2) persons, the person appointed by the chairman of the meeting, shall act as secretary of the meeting.

TWENTY EIGHT. Upon commencement of the shareholders meeting, the chairman thereof shall appoint two (2) tellers of inspection who shall determine the number of shares present and shall prepare a list of attendance containing the names of the shareholders present or represented at the meeting and the number of shares deposited by each of them prior to the meeting.

TWENTY NINE. If the time allotted for a shareholders meeting at which a quorum is present, is not sufficient to consider all the matters for which the meeting was called, the meeting may be adjourned and continued at a later date without further notice, provided that such adjournment must be approved by the majority required to take action at such meeting.

The resolutions adopted during the continuance meeting shall be valid if approved by the majority required pursuant to these bylaws.

THIRTY. The proceedings of the shareholders meetings shall be evidenced in the minutes thereof, which shall contain the resolutions approved thereby, shall be recorded in the relevant book of minutes and shall be signed by the chairman and the secretary of the meeting.

THIRTY ONE. Any holder of at least 20% (twenty percent) of the voting shares of stock, including any holder of limited voting shares, may have any resolution adopted by the general shareholders meeting with respect to any matter on which such holder was entitled to vote, set aside by a court through the procedures set forth in Articles 201 (two hundred one) and 202 (two hundred two) of the General Law of Business Corporations.

Pursuant to the Securities Market Law, any holder of at least 5% (five percent) of the outstanding shares of stock shall have the right to bring any directors’ liability action.

MANAGEMENT

THIRTY TWO. The management of the Company shall be entrusted to a board of directors and a Chief Executive Officer, who shall have the duties set forth in the Securities Market Law.

The board of directors shall consist of not less than 5 (five) and not more than 21 (twenty one) directors of which at least 25% (twenty five percent) shall be appointed by the ordinary shareholders meeting. The shareholders meeting may also appoint up to an identical number of alternate directors, in which case it shall establish the rules pursuant to which the alternate directors may replace the directors; provided, that if no such rules are established by the shareholders meeting, each alternate director shall be authorized to replace any director, except that the alternate directors appointed by the holders of the Series “L” shares shall be authorized to replace only any of the directors appointed by such holders, and except, further, that the alternate directors appointed by any minority shareholders shall be authorized to replace only the directors appointed by such shareholders. A majority of the directors and alternate directors must be Mexican citizens and must be appointed by Mexican shareholders. The directors and alternate directors shall be appointed by a majority of the Series “AA” and Series “A” shares, and the other 2 (two) directors and alternate directors shall be appointed by a majority of the Series “L” shares.

The members of the board of directors may or may not be shareholders and must satisfy the requirements set forth in the Securities Market Law. Any shareholder or group of shareholders representing at least 10% (ten percent) of the common shares shall be entitled to appoint one (1) director and one (1) alternate director, in which case such shareholder or group of shareholders shall not be entitled to vote with respect to the appointment of the directors and alternate directors required to be appointed by the majority of the shareholders. If any shareholder or group of shareholders representing at least 10% (ten percent) of the common shares, exercises the right to appoint one (1) director and his alternate, then the majority of the shareholders shall be entitled to appoint only the remaining number of directors.

The board of directors shall appoint a Secretary, who will not be a board member and will have the duties and responsibilities set forth in the Securities Market Law.

The directors shall be appointed to a one (1) year term, but shall continue in their positions for up to an additional 30 (thirty) day period following the expiration of such term if their successors have not been appointed or have not taken office, without being subject to Article 154 (one hundred fifty four) of the General Law of Business Corporations. The directors may be reelected and shall receive such compensations as the general shareholders meeting may determine.

Alternate directors shall replace the corresponding directors in the event of absence.

In the events set forth in the preceding paragraph and in Article 155 (one hundred fifty five) of the General Law of Business Corporations, the board of directors may appoint provisional directors without the need for shareholder authorization. Shareholders may ratify the appointment of any such director or appoint a replacement director during the first shareholders meeting held after such occurrence.

The Company must satisfy the requirements of the Securities Market Law as to the composition, authority, and operation of the board of directors, including, without limitation, the rules governing the appointment and certification of the independent directors.

For the performance of its duties, the board of directors shall receive support from one (1) or more committees. Pursuant to Article 25 (twenty five) of the Securities Market Law, the corporate governance and audit committee(s) shall consist of at least 3 (three) members appointed by the board of directors, all of whom must be independent directors.

The appointment of the independent directors shall be subject to Article 26 of the Securities Market Law.

THIRTY THREE. Irrespective of the Company’s obligation to comply with the provisions set forth in the preceding article, and for so long as such article remains in effect, no failure to comply with such article, for whatever reason, shall entitle any third party to challenge the validity of any legal act, contract, understanding, agreement or other transaction executed by the Company through its board of directors or other intermediate corporate body, representative or attorney-in-fact thereof, and no such provision shall be construed as constituting a requirement for the validity or legal existence of any such act.

For purposes of the Securities Market Law, and considering that the members of the board of directors are appointed by the shareholders meeting and, consequently, are deemed for all legal purposes to have obtained all requisite waivers from the Company, no such person shall be deemed to have taken advantage of or exploited a business opportunity pertaining to the Company or to any entity controlled by the Company or in which the Company exercises a significant influence, if such person, directly or indirectly, carries out any act within the ordinary course of the Company’s business or the business of any entity controlled by the Company or in which the Company exercises a significant influence.

THIRTY FOUR. Unless otherwise determined by the shareholders meeting, the directors, alternate directors, committee members, executive officers and managers shall not be required to post any guaranty in respect of the liabilities in which they may incur during the performance of their duties.

Pursuant to the Securities Market Law, the obligation of the members of the board of directors, the secretary or the alternate secretary, to indemnify the Company or any entity controlled by the Company or in which the Company exercises a significant influence, for any damages and losses suffered thereby as a result of a breach of the directors’ duty of care in connection with any act carried out or any resolution adopted by the board of directors, any resolution not adopted by the board of directors due to the inability to legally hold a meeting thereof and, generally, any other breach of such duty of care, shall in no event exceed, in one or more instances, an amount equal to the aggregate net fees paid to such persons by the Company, any entity controlled by the Company or any entity in which the Company exercises a significant influence, during the previous 12 (twelve) month period; provided, that the limit set forth herein with respect to such liability shall not be applicable in the event of any act involving bad faith or which violates the provisions of the Securities Market Law and other applicable laws. The Company shall indemnify and hold its executive officers, directors, secretary and alternate secretary free and harmless from any liability in which they may incur with third parties as a result of the performance of their duties, and shall pay the amount of any indemnification for any damages suffered by any third party as a result of such performance, except in the event of any act involving bad faith or which violates the provisions of the Securities Market Law of other applicable laws.

THIRTY FIVE. The board of directors shall meet at least every 3 (three) months, either in Mexico City or in such other jurisdiction within the United Mexican States as may be designated for such purpose, on such dates as the board of directors itself may determine. Meetings of the board of directors may be called by at least 25% (twenty five percent) of the members of the board of directors or of any committee thereof, by the chairmen thereof, or by the secretary or the alternate secretary.

In addition to the regular meetings of the board of directors referred to above, the chairman or at least 25% (twenty five percent) of the members of the board of directors or any committee thereof, the secretary or the alternate secretary, may at any time call a meeting of the board of directors by written notice to its members at least 5 (five) days prior to the date of the meeting.

Notices of the meetings of the board of directors shall contain the agenda for the relevant meeting. The quorum for any meeting of the board of directors shall be a majority of the directors, provided that the majority of the directors present must be Mexican citizens, and action shall be validly taken by a majority of the directors present. In the event of a tie, the chairman of the board of directors shall cast the deciding vote.

Any action with respect to any of the matters set forth in paragraphs (1) through (12) of Article Forty One of these bylaws shall be subject to the favorable opinion of the executive committee. To such effect, the executive committee shall be required to issue its opinion within 10 (ten) days following the request of the board of directors, the chairman of the board or the chief executive officer of the Company. If the executive committee does not issue an opinion within the aforementioned term, or if the members thereof are unable to reach an agreement with respect to the relevant matter during a meeting of such committee, then the board of directors shall take action on such matter without the opinion of the executive committee.

Notwithstanding the above, if a majority of the members of the board of directors or any other corporate body, or the chief executive officer of the Company, determines in good faith that action on a matter subject to the favorable opinion of the executive committee is of the essence and cannot wait until the next scheduled meeting thereof, then action on the specific matter may be taken by the board or directors or any other corporate body, or by the chief executive officer of the Company, without the opinion of the executive committee.

THIRTY SIX. The proceedings of the meetings of the board of directors shall be evidenced in the minutes thereof, which shall contain the resolutions approved thereby, shall be recorded in the relevant book of minutes and shall be signed by the chairman and the secretary of the meeting.

Pursuant to the last paragraph of Article 143 (one hundred forty three) of the General Law of Business Corporations, action by the board of directors or any committee thereof may be taken without a meeting. Any resolution adopted without a meeting must be unanimously approved by all members of the relevant corporate body or, in the event of permanent absence or incapacitation of any such member, with the consent of the relevant alternate member, and shall be further subject to the following provisions:

I.	The chairman, acting either in his own discretion or at the request of any 2 (two) members of the board of directors or any committee thereof, shall give to all the members and alternate members of the relevant corporate body notice, by oral or written communication or by such other means as he may deem convenient, of any action proposed to be taken without a meeting, explaining the reasons thereof. The chairman shall deliver to all such members, upon their request, all such documents and notes as such members may require. In giving the notices referred to herein, the chairman may seek the assistance of any 1 (one) or more members of the board of directors or the relevant committee, or of the secretary or the alternate secretary.

II.	If all members of the board of directors or relevant committee, or, as the case may be, all the alternate members whose vote is required, give to the chairman or his assistants oral notice their consent for the adoption of the resolutions submitted to their consideration, such persons shall be required to confirm such consent in writing within 2 (two) business days from the date on which they gave oral notice of their consent, in the manner set forth in the following subparagraph. Such written confirmation shall be delivered to the chairman and the secretary by mail, telex, facsimile, telegram, courier service or any other means that ensures its delivery within the next 2 (two) business days.

III.	For purposes of the preceding subparagraph, the chairman, either directly or through his assistants, shall deliver to each member of the relevant corporate body an official draft of the minutes containing the resolutions to be adopted without a meeting, together with such other documents as he may deem convenient, and following any necessary revisions such official draft, duly signed by each member of the board of directors or, as the case may be, the relevant committee, shall be returned to the chairman and the secretary.

IV.	Upon receipt by the chairman and the secretary of the written confirmations of all the members of the relevant corporate body, the chairman and the secretary shall immediately record in the corresponding book of minutes the minutes containing all the relevant resolutions, and shall both sign such minutes. The minutes shall be dated as of the date on which the oral or written consent of all the members was obtained, regardless of whether or not all such consents had been confirmed in writing as of such date; provided, that upon their receipt all such written confirmations shall be filed in the records maintained by the secretary of the Company. Such records shall also include the written comments to the draft minutes by the audit committee, if any.

TWENTY SEVEN. Unless the shareholders meeting that appointed the members of the board of directors shall have also appointed the persons referred to herein, the board of directors, at its first meeting following such shareholders meeting or at any subsequent meeting, shall designate from among its members a chairman, who must be a Mexican citizen, and may also designate one or more vice chairmen, a secretary and an alternate secretary, provided that the secretary and the alternate secretary may not be members of the board of directors. Except for the positions of chairman, vice chairman, secretary and alternate secretary, all positions may be held by the same person. In the event of temporary or permanent absence of the chairman, such person shall be replaced by one (1) vice chairman who is a Mexican citizen, and in the event of temporary or permanent absence of the secretary, such person shall be replaced by the alternate secretary or, if no person has been appointed to such position, by such person as the board of directors may determine.

POWERS AND AUTHORITY OF THE BOARD OF DIRECTORS

THIRTY EIGHT. The board of directors shall have the broadest authority to manage the affairs of the Company, with general powers of attorney for lawsuits and collections, for administration matters and for acts of domain, without any limitation and with all the general powers and those special powers required to be expressly contained in a special clause pursuant to the first 3 (three) paragraphs of Article 2,554 (two thousand five hundred fifty four) of the Civil Code for the Federal District, including the powers referred to in Article 2,587 (two thousand five hundred eighty seven) thereof. Such powers shall include, but not be limited to, the following:

I.

Power to represent the Company before all types of federal, state or municipal authorities; to represent the Company before all types of individuals or entities; to represent the Company before any federal or local labor board and labor arbitration board, with express powers for purposes of Sections II and III of Article 692 (six hundred ninety two) and articles 786 (seven hundred eighty six) and 876 (eight hundred seventy six) of the Federal Labor Law, with power to file and argue any motion in the name and on behalf of the Company; to submit to arbitration; to agree to settlements; to enter into any agreements; to file criminal claims and complaints; to file and withdraw from any action or recourse, including amparo proceedings; to represent the Company before all types of judicial, administrative or other authorities having jurisdiction over labor and employment matters; to file and withdraw from any amparo proceedings; to file criminal claims and, if applicable, grant pardons in connection therewith; to file criminal complaints and cooperate with the Attorney General’s office; to withdraw from any proceedings; to agree to any settlement; to submit to arbitration; to file and argue all types of motions; to file petitions for the recusation of judges; and to receive any payments.

II.	Power to issue, subscribe, endorse and guarantee all types of credit instruments.

III.	Power to appoint the officers, employees, managers and attorneys-in-fact of the Company, and to determine the duties, obligations and compensations thereof.

IV.	Power to establish or close any offices, branches or agencies.

V.	Power to acquire any shares, partnership interests or securities issued by third parties, and to exercise the voting rights pertaining thereto.

VI.	Power to enter into, amend, terminate and rescind all types of agreements.

VII.	Power to accept, on behalf of the Company, any mandate from any Mexican or foreign individuals or corporations.

VIII.	Power to open bank accounts and withdraw deposits therefrom, appoint authorized signatories therefor, make deposit therein and withdraw funds therefrom, subject to such limitations as the board of directors may determine.

IX.	Power to grant all types of real, personal and trust guaranties in respect of the obligations of the Company; to act as co-obligor, guarantor and generally, obligor in respect of the obligations of any third party; and to encumber real property and convey in trust any assets as security for such obligations.

X.	Power to grant, substitute and delegate general and special powers of attorney for acts of domain, provided that such powers shall in all events be exercised jointly by at least two individuals; to grant, substitute and delegate general and special powers of attorney for administration matters and for lawsuits and collections, provided that such powers shall not supersede the powers of the board of directors; and to revoke any powers of attorney.

XI.	Power to grant powers of attorney to issue, subscribe, endorse and guarantee all types of credit instruments; provided, that the power to guarantee credit instruments shall in all events be exercised jointly by at least two individuals.

XII.	Power to call shareholders meetings and enforce the resolutions thereof.

XIII.	Powers pursuant to the Securities Market Law.

XIV.	Power to carry out any legal acts and take such other action as may be necessary or convenient in the pursuit of the corporate purposes.

CHAIRMAN AND VICE CHAIRMEN

THIRTY NINE. The chairman, who must be a Mexican citizen, shall preside over all shareholders meetings and meetings of the board of directors; shall represent the board of directors; shall enforce the resolutions adopted by the shareholders meeting and the board of directors, unless such bodies shall have appointed one (1) or more special delegates for such purpose; and shall oversee the affairs of the Company and ensure the compliance of the provisions contained in these bylaws, in any applicable regulations, in the resolutions adopted by the shareholders meeting and the board of directors or in the law, and shall, together with the secretary, sign the minutes of all shareholders meetings and meetings of the board of directors. In the event of temporary or permanent absence of the chairman, the duties thereof shall be fulfilled by 1 (one) of the vice chairmen or, in the event of absence of a vice chairman, by such person as the board of directors may appoint to temporarily replace the chairman, provided that such person must be a Mexican citizen and must have been appointed by the holders of a majority of the common shares.

SECRETARY

FORTY. The secretary shall have such powers and authority as the board of directors may determine, and shall keep the books of minutes and record in such books the minutes of all shareholders meetings and meetings of the board of directors, which shall be signed by such secretary and the chairman. In the event of his absence, the secretary shall be replaced by the alternate secretary or, in the event of absence of an alternate secretary, by such person as the chairman may appoint to such effect.

EXECUTIVE COMMITTEE

FORTY ONE. The shareholders meeting, by the affirmative vote of a majority of the common shares, shall appoint from among the members of the board of directors an executive committee formed by such number of members and their alternates as the shareholders meeting may determine. A majority of the members of the executive committee must be Mexican citizens and must be appointed by the holders of a majority of the common shares.

The executive committee shall be subordinated to the board of directors and shall have the powers and authority set forth in Article Thirty Six of these bylaws, except for the powers set forth in Section XIII thereof; provided, that the powers and authority of the executive committee shall not include those powers and authority expressly reserved to any other corporate body pursuant to the law of these bylaws. The executive committee shall not be authorized to delegate in full to any 1 (one) or more attorneys-in-fact, the powers and authority vested therein. Subject to the provisions contained in these bylaws, the executive committee shall review and approve or, as the case may be, submit to the board of directors for its approval, any proposed action with respect to the following matters:

1. Any amendment, change or other modification in full of these bylaws.

2. Any issuance, authorization, cancellation, amendment, modification, reclassification and redemption of or change in any securities of the capital stock of the Company or any of its subsidiaries.

3. Any sale or other transfer (other than any sale or transfer of inventories or obsolete assets, or any transfer made in the ordinary course of business of the Company or any of its subsidiaries) of, or the creation of any lien (other than any lien mandated by law) on, any asset of the Company or its subsidiaries with a value in excess of $175 (one hundred seventy five) million U.S. dollars or its equivalent in Mexican pesos.

4. Any new line of business, or any acquisition by the Company or any of its subsidiaries of any interest in any other entity or corporation, with a value in excess of $100 (one hundred) million U.S. dollars or its equivalent in Mexican pesos.

5. The annual budget for capital expenditures of the Company.

6. Any transaction with respect to any additional net debt of or any new loan or financing to the Company or its subsidiaries in excess of $150 (one hundred fifty) million U.S. dollars or its equivalent in Mexican pesos; or any new revolving credit facility which enables the Company or its subsidiaries to borrow, through a single disposition, an aggregate amount of funds in excess of $150 (one hundred fifty) million U.S. dollars or its equivalent in Mexican pesos;

7. The annual business plan or budget of the Company;

8. The appointment of the chief executive officer of the Company;

9. Any merger or similar transaction involving the Company or its subsidiaries;

10. The execution of any agreement or transaction with or for the benefit of any holder of Series “AA” shares or any Affiliate thereof, which is not included in the policies issued by the executive committee;

11. The dividend policy of the Company; and

12. Any transfer of any material trade name or trademark, or of the goodwill attributable thereto.

Action with respect to the aforementioned matters may be taken either by the board of directors or by the executive committee.

The quorum for a meeting of the executive committee shall be a majority of its members, provided that such majority includes a majority of the members appointed by the Mexican shareholders, and action shall be validly taken by a majority of the members present. The members of the executive committee shall make their best efforts to reach a consensus on the matters submitted to such committee for its consideration.

In the event of a tie, the chairman of the committee shall cast the deciding vote.

The executive committee shall meet as frequently as necessary to be constantly involved in the matters entrusted thereto. The executive committee shall meet whenever it may deem convenient, but shall always meet prior to each meeting of the board of directors. Notice of the meetings of the executive committee shall be given (by facsimile and courier service) to all members thereof at least 5 (five) days prior to the date set for the meeting; provided, that such period may be reduced or the notice requirement waived with the consent of all such members. Such notice shall include, among other things, the agenda for the meeting, with reasonable detail of all the matters to be considered, and shall be accompanied by copies of the documents to be discussed at the meeting. In the event that a matter not included in the relevant agenda is brought before the executive committee, and that the members of the committee have not received all the necessary documents pertaining to such matter, if such members are unable to reach a consensus with respect to such matter, then action on such matter shall be postponed until the next scheduled meeting of the committee, or until approved by the unanimous consent of all the members, or until all of the aforementioned requirements have been satisfied.

Notwithstanding the above, if a majority of the members of the executive committee determines in good faith that action on a matter submitted thereto is of the essence and cannot wait until the next scheduled meeting thereof, then action on the specific matter may be taken by simple majority of the members present and shall be discussed with all other members prior to any formal action, and the opinion of each member shall be included in the minutes of the next scheduled meeting of the executive committee.

The executive committee shall issue its own operating rules based upon these bylaws, and such rules shall be subject to the approval of the board of directors.

AUDIT COMMITTEE

FORTY TWO. The oversight of the performance, conduction and execution of the Company’s business shall be entrusted to the board of directors, which for such purposes shall act through an audit committee and an external auditor. The Company shall not be subject to Section V of Article 91 (ninety one), Article 164 (one hundred sixty four), Article 171 (one hundred seventy one), to the last paragraph of Article 172 (one hundred seventy two), Article 173 (one hundred seventy three), and Article 176 (one hundred seventy six) of the General Law of Business Corporations.

The chairman of the audit committee shall be appointed and/or removed exclusively by the general shareholders meeting, shall not be authorized to also act as chairman of the board of directors, shall be selected based on his experience, recognized ability and professional reputation, and shall prepare and submit to the board of directors an annual report with respect to the activities of such committee. Such report shall include, at least, the following information: (i) with respect to the Company’s corporate practices, (a) any observations concerning the performance of the executive officers, (b) any related party transactions carried out during the year, including a detailed description of the most relevant such transactions, (c) the compensation and overall benefits package of the chief executive officer, and (d) any waiver granted by the board of directors pursuant to Section III (f) of Article 28 (twenty eight) of the Securities Market Law, in order for any director, executive officer or other person in a commanding position to take advantage of a business opportunity for his own benefit or the benefit of third parties; (ii) with respect to the Company’s audit practices, (a) the status of the internal control and internal audit systems of the Company and any entity controlled thereby, including, if applicable, a description of any deficiency therein, any deviation therefrom, and any aspect thereof that requires improvement, taking into consideration the opinions, reports, communications and certifications issued by the external auditor, and the reports issued by any independent expert who may have rendered services during the year, (b) a description of and progress report on the preventive and corrective measures implemented as a result of any investigation concerning the violation of the operating and accounting guidelines and policies of the Company or any entity controlled thereby, (c) an evaluation of the performance of the entity responsible for the external audit services, and of the external auditor in charge thereof, (d) a description of and the amount represented by any additional or supplemental services provided by the entity responsible for the external audit duties and by any independent experts, (e) the principal results of the review of the financial statements of the Company and all entities controlled thereby, (f) a description and the effects of any change in the accounting policies approved during the year to which the report is related, (g) any measures implemented as a result of any significant comments received from the shareholders, executive officers, employees and, generally, third parties with respect to the accounting, internal controls and other matters associated with the internal or external audit duties, or of any complaint regarding any action on the part of the management which is deemed irregular, and (h) a status report regarding the implementation of the resolutions adopted by the shareholders meeting and the board of directors.

For purposes of the preparation of the reports referred to in this article, and of the opinions referred to in Article 42 (forty two) of the Securities Market Law, the audit committee shall request the opinion of the executive officers of the Company and, in the event of a discrepancy of opinions therewith, shall include a description of such differences in the aforementioned reports and opinions.

In addition, the audit committee shall be responsible for:

(a)	Providing to the board of directors opinions with respect to the matters entrusted thereto pursuant to the Securities Market Law.

(b)	Requesting the opinion of independent experts in such instances as it may deem it convenient to adequately perform its duties or as required by the Securities Market Law and/or any general rules.

(c)	Calling shareholders meetings and requesting the inclusion in the agenda therefor, of any matter as it may deem convenient.

(d)	Providing assistance to the board of directors in connection with the preparation of the reports referred to in Section IV (e) and (f) of Article 28 (twenty eight) of the Securities Market Law.

(e)	Evaluating the performance of the entity responsible for the external audit duties, and analyzing the reports and opinions issued and signed by the external auditor. To such effect, the committee may require the attendance of such auditor in such instances as it may deem convenient, provided that it shall meet with the external auditor at least one a year.

(f)	Discussing the Company’s financial statements with the individuals responsible for their preparation and review and, based on such discussions, recommending to the board of directors their approval or rejection.

(g)	Submitting to the board of directors a report concerning the status of the internal control and internal audit systems of the Company and all entities controlled thereby, including any irregularities detected therein.

(h)	Preparing the opinion referred to in Section IV (c) of Article 28 (twenty eight) of the Securities Market Law, with respect to the contents of the report submitted by the chief executive officer, and submitting such opinion to the board of directors for its subsequent review by the shareholders meeting, taking into consideration, among others, the report of the external auditor. Such opinion shall state, at least:

1.	If the accounting and information policies and criteria followed by the Company are adequate and sufficient in light of its specific circumstances.

2.	If such policies and criteria have been applied consistently in the information submitted by the chief executive officer.

3.	If as a result of subparagraphs 1 (one) and 2 (two) above, the information submitted by the chief executive officer reasonably reflects the Company’s financial condition and results.

(i)	Providing assistance to the board of directors in connection with the preparation of the reports referred to in Section IV (d) and (e) of Article 28 (twenty eight) of the Securities Market Law, with respect to the principal accounting and information policies and criteria, and the report with respect to the transactions and activities carried out thereby during the performance of its duties under these bylaws and the Securities Market Law.

(j)	Ensuring that the transactions referred to in Section III of Article 28 (twenty eight) and Article 47 (forty seven) of the Law, are carried out in accordance with the provisions contained therein and the policies derived therefrom.

(k)	Requesting the opinion of independent experts in such instances as it may deem it convenient to adequately perform its duties or as required by the Securities Market Law and/or any general rules.

(l)	Requesting form the executive officers and employees of the Company or any entity controlled thereby, any report with respect to the preparation of the financial or other information thereof as it may deem convenient for the performance of its duties.

(m)	Investigating any potential violation of the transactions, operating guidelines and policies, internal control and internal audit systems and accounting systems of the Company or any entity controlled thereby, and reviewing any documents, records and other evidence thereof to such level and extent as it may deem convenient to oversee the above.

(n)	Receiving comments from the shareholders, directors, executive offices, employees and, generally, third parties with respect to the matters referred to in the preceding paragraph, and implementing any actions as it may deem appropriate in response to such comments.

(o)	Requesting periodic meetings with the executive officers, and requesting therefrom any information with respect to the internal control and internal audit of the Company or any entity controlled thereby.

(p)	Reporting to the board of directors any significant deviation encountered thereby during the course of its duties and, if applicable, any corrective measures adopted or proposed to be adopted thereby.

(q)	Overseeing the execution by the chief executive officer, of the resolutions adopted by the shareholders meeting and the board of directors in accordance with the instructions provided thereby.

(r)	Overseeing the establishment of internal procedures and controls so as to ensure that all acts and transactions carried out by the Company and the entities controlled thereby are in compliance with the applicable laws, and implementing procedures to facilitate such oversight.

(s)	Any other duties provided for in the Securities Market Law or these bylaws.

EXTERNAL AUDITOR

FORTY THREE. The Company shall have an external auditor who may be called to participate in and address the meetings of the board of directors, without being entitled to vote thereat, and who shall refrain from participating in any discussion regarding any item of the agenda with respect to which he may have a conflict of interest or which may affect his independent status.

The external auditor of the Company shall issue a report in connection with the financial statements prepared in accordance with generally accepted audit procedures and accounting principles.

CHIEF EXECUTIVE OFFICER

FORTY FOUR. The performance, conduction and execution of the business activities of the Company and its controlled entities shall be entrusted to the chief executive officer, subject to the strategies, policies and guidelines approved by the board of directors.

For purposes of the performance of his duties, the chief executive officer shall have broad powers of attorney for administration matters and lawsuits and collections, including any power that must be expressly provided for through a special clause. For purposes of any acts of domain, the chief executive officer shall have such powers of attorney, which shall be subject to such terms and conditions, as the board of directors of the Company may determine.

Without prejudice of the above, the chief executive office shall be responsible for:

I.	Submitting to the board of directors, for its approval, the business strategies of the Company and the entities controlled thereby, based on the information received therefrom.

II.	Executing the resolutions of the shareholders meeting and the board of directors in accordance with the instructions provided thereby.

III.	Recommending to the committee responsible for performing the audit duties, the internal control and internal audit guidelines of the Company and the entities controlled thereby, and implementing any guidelines approved by the board of directors of the Company.

IV.	Signing, together with the executive offices responsible for its preparation within their respective duties, any relevant information concerning the Company.

V.	Disclosing any relevant information or event that is required to be publicly disclosed pursuant to the Securities Market Law.

VI.	Complying with the provisions applicable to any transaction involving the acquisition and placement of the Company’s own shares of stock.

VII.	Implementing, either directly or through an authorized representative, any corrective measure or liability action within the scope of its duties or as directed by the board of directors.

VIII.	Verifying the payment of all capital contributions by the shareholders.

IX.	Complying with the requirements set forth in the law and these bylaws with respect to the payment of dividends to the shareholders.

X.	Ensuring that all of the Company’s accounting, record keeping and information systems are adequately maintained.

XI.	Preparing and submitting to the board of directors the report referred to in Article 172 (one hundred seventy two) of the General Law of Business Corporations, except as provided in subparagraph (b) thereof.

XII.	Establishing internal procedures and controls so as to ensure that all acts and transactions carried out by the Company and the entities controlled thereby are in compliance with the applicable laws, following up on the results of such internal procedures and controls and, if necessary, adopting any necessary measures in connection therewith.

XIII.	Bringing liability actions pursuant to the Securities Market Law and these bylaws, against any related or third party alleged to have caused a damage to the Company or any entity controlled by the Company or in which the Company exercises a significant influence, unless the board of directors, based on the opinion of the audit committee, shall determine that such damage is immaterial.

FORTY FIVE. For purposes of the performance of his duties and activities, and in order to adequately comply with his obligations, the chief executive officer will be assisted by those executive officers designated to such effect, and by any other employee of the Company or any entity controlled thereby.

FISCAL YEARS; FINANCIAL INFORMATION

FORTY SIX. The fiscal years of the Company shall consist of 12 (twelve) months and shall run from January 1 (one) through December 31 (thirty one) of each year.

FORTY SEVEN. Within 3 (three) months following the end of each fiscal year, the board of directors shall prepare a report containing, at a minimum, the information set forth in Article 172 (one hundred seventy two) of the General Law of Business Corporations. The board of directors shall deliver such report, together with any relevant support documentation, at least one month prior to the date of the shareholders meeting that will be held to consider such report. The report of the board of directors referred to in this article must be completed and made available to the shareholders at least 15 (fifteen) days prior to the date of the shareholders meeting that will consider such report. Shareholders will be entitled to receive, free of charge, a copy of such report.

In addition, during the annual ordinary shareholders meeting referred to in Article Twenty Seven hereof, the Company shall disclose a report with respect to the satisfaction of its tax obligations under Section XX of Article 86 (eighty six) of the Income Tax Law. Such report may be included within the report referred to in the preceding paragraph or within any other report provided for in the applicable laws.

LEGAL RESERVE; DISTRIBUTION OF PROFITS AND LOSSES

FORTY EIGHT. The net profits of the Company, as reflected by the balance sheet approved by the annual ordinary shareholders meeting, shall be allocated as follows:

(a)	First, at least 5% (five percent) shall be allocated to create or replenish a legal reserve, until the amount of such legal reserve amounts to at least one-fifth of the capital stock.

(b)	Thereafter, the amounts determined by the shareholders meeting shall be allocated to create any extraordinary, special or additional reserves that may be deemed convenient.

(c)	Thereafter, the amounts determined by the shareholders meeting shall be allocated to create or increase any general or special reserves, including, if applicable, the reserve for the repurchase of shares referred to in Article 56 (fifty six) of the Securities Market Law.

(d)	Thereafter, any amount as may be necessary shall be allocated to pay the preferred dividend payable to the holders of the Series “L” shares in respect of the relevant fiscal year or, as the case may be, any dividend accrued during previous fiscal years which remains unpaid.

(e)	The remainder of the net profits may be distributed as dividends to the shareholders, in proportion to the paid amount of their shares.

Unless otherwise approved by the shareholders meeting, dividends shall be paid only upon surrender of the corresponding dividend coupons. Dividends not collected within 5 (five) years from the date on which they became payable, shall be forfeited to the Company.

The annual shareholders meeting shall determine the compensations of the members of the board of directors.

Losses, if any, shall be covered by the shareholders in proportion to their respective holdings of shares; provided, that the obligations of the shareholders pursuant hereto shall be limited to the amount of their respective capital contributions and that the shareholders shall not be required to pay any amounts in excess thereof.

EVENTS OF DISSOLUTION

FORTY NINE. The Company shall be dissolved:

I.	In the event of impossibility to achieve its corporate purpose.

II.	By resolution of the shareholders pursuant to the law and these bylaws.

III.	If the number of shareholders of the Company decreases to less than the minimum of 2 (two) shareholders required pursuant to Section I of Article 89 (eighty nine) of the General Law of Business Corporations.

IV.	In the event of a loss amounting to two-thirds of the capital stock.

LIQUIDATION

FIFTY. Following its dissolution, the Company shall be liquidated. The general extraordinary shareholders meeting, by affirmative vote of a majority of the holders of the shares of common stock, shall appoint 1 (one) or more liquidators. The liquidators shall hold the legal representation of the Company, shall have the powers and obligations set forth in Article 242 (two hundred forty two) of the General Law of Business Corporations and shall, in due course, distribute any remaining funds to the shareholders, all in accordance with the provisions contained in articles 247 (two hundred forty seven) and 248 (two hundred forty eight) of the General Law of Business Corporations and the following rules:

I.	They shall conclude all pending matters in such manner as they may deem most convenient;

II.	They shall collect all the accounts receivable and pay off all the debts, and shall sell any the assets of the Company as may be necessary to such effect.

III.	They shall prepare the final balance, and

IV.	Following the approval of the final balance, they shall distribute any remaining assets among the shareholders as follows:

1.	The holders of the Series “L” shall receive payment of the preferred dividend equal to 5% (five percent) of the capital attributable to such shares, accrued by such shares but which remains unpaid;

2.	The holders of the Series “AA” and Series “A” shares of common stock shall receive payment of a dividend equal to the dividend paid to the holders of the Series “L” shares pursuant to subparagraph 1 of this Section IV.

3.	Following the payment of the dividends referred to in paragraphs 1 (one) and 2 (two) above, the holders of the Series “L” shares shall receive the reimbursement of the capital attributable to their shares;

4.	Thereafter, the holders of the Series “AA” and Series “A” shares shall receive payment of an amount equal to the amount paid to the holders of the Series “L” shares pursuant to paragraph 3 (three) above, and

5.	The balance, if any, shall be distributed among all the shareholders in proportion to the number of shares owned by each of them and in proportion also to the paid-in value of each such share. In the event of dissent among the liquidators, the statutory auditor shall call a general extraordinary shareholders meeting, which shall resolve any matter under dispute.

FIFTY ONE. The founding shareholders do not reserve themselves any right whatsoever.

FIFTY TWO. Any matter not expressly contemplated in these bylaws shall be subject to the provisions contained in the General Law of Business Corporations.

FIFTY THREE. Any dispute arising in connection with the execution, interpretation and performance of these bylaws, to which the Company is a party, shall be submitted to the jurisdiction of the federal courts of the United Mexican States. In the event of any dispute between the Company and its shareholders, or among the shareholders in connection with any matter pertaining to the Company, the Company and the shareholders, upon the subscription or acquisition of any shares, shall expressly submit to the applicable laws of and the competent courts sitting in Mexico City, Federal District, and waive any other jurisdiction to which they may be entitled by reason of their present or future domiciles.

INTERIM PROVISIONS

ONE. The capital stock is variable, with a minimum fixed portion of $397,873,850.45 (three hundred ninety seven million eight hundred seventy three thousand eight hundred fifty Pesos 45/100, Mex.Cy.), represented by an aggregate of 47,744,862,098 shares, consisting of Series “AA” shares of common stock, issued in registered form, no par value; Series “A” shares of common stock, issued in registered form, no par value; and Series “L” limited voting shares, issued in registered form, no par value, all of which are fully subscribed and paid for.

It is hereby certified that, as of the date hereof, the Company has issued and is holding an aggregate of TWELVE BILLION FOUR HUNDRED FORTY MILLION NINE HUNDRED EIGHTY FOUR THOUSAND ONE HUNDRED FORTY SIX (12,440,984,146) treasury shares, of which THIRTY ONE MILLION FIVE HUNDRED TWENTY EIGHT THOUSAND EIGHT HUNDRED FOUR (31,528,804) are Series “A” shares and TWELVE BILLION FOUR HUNDRED NINE MILLION FOUR HUNDRED FIFTY FIVE THOUSAND THREE HUNDRED THIRTY TWO (12,409,455,342) are Series “L” shares, which shall be placed in accordance with the provisions of the Securities Market Law and the general rules issued by the National Banking and Securities Commission.